

EXCELLENCE THROUGH SERVICE

2010 ANNUAL REPORT










First
Capital
Bancorp,
Inc.

...Where People Matter


Kim Gregory


Beth O'Donnell


Desiree Harlow


Zenola Studwood


Ben Bowers


Brian Lange

FIRST CAPITAL BANCORP, INC.
SELECTED FINANCIAL DATA

	At or for the Fiscal Years Ended December 31,		
	2010	2009	2008
	(In thousands, except ratios and per share amounts)		
Income Statement Data			
Interest income	$26,430	$25,401	$24,044
Interest expense	10,217	12,810	12,996
Net interest income	16,213	12,591	11,048
Provision for loan losses	8,221	2,285	2,924
Net interest income after provision for loan losses	7,992	10,306	8,124
Noninterest income	1,050	747	744
Noninterest expense	12,550	10,628	8,560
Income before income taxes	(3,508)	425	308
Income tax expense (benefit)	(1,336)	117	138
Net income	($2,172)	$308	$170
Effective dividend on preferred stock	678	503	0
Net income (loss) available to common shareholders	($2,850)	($195)	$170
Per Share Data			
Basic earnings (loss) per share	($0.96)	($0.07)	$0.06
Diluted earnings per share	($0.96)	($0.07)	$0.06
Book value per share	$11.16	$12.14	$11.92
Balance Sheet Data			
Assets	$536,025	$530,396	$431,553
Loans, net of allowance for losses	$397,245	$403,720	$372,500
Deposits	$426,871	$422,134	$334,300
Shareholders' equity	$43,675	$46,458	$35,420
Average shares outstanding, basic	2,971	2,971	2,971
Average shares outstanding, diluted	2,971	2,971	2,984
Selected Performance Ratios			
Return on average assets	-0.41%	0.06%	0.04%
Return on average equity	-4.74%	0.71%	0.49%
Efficiency ratio	72.70%	79.68%	72.60%
Net interest margin	3.20%	2.69%	2.89%
Equity to assets	8.15%	8.76%	8.21%
Tier 1 risk-based capital ratio	12.08%	12.36%	10.62%
Total risk-based capital ratio	13.74%	14.09%	12.41%
Leverage ratio	9.04%	10.01%	9.62%
Asset Quality Ratios			
Non-performing loans to period-end loans	6.82%	2.57%	1.18%
Non-performing assets to total assets	5.54%	1.96%	1.52%
Net loan charge-offs (recoveries) to average loans	0.92%	0.19%	0.10%
Allowance for loan losses to loans outstanding at end of period	2.78%	1.64%	1.36%

DEAR FIRST CAPITAL BANCORP, INC. SHAREHOLDERS AND FRIENDS:

On behalf of the Board of Directors and your dedicated team of First Capital Bank associates, we would like to present First Capital Bancorp, Inc.'s 2010 Annual Report.

2010 was another year that your company dealt with the effects of a struggling economy. Many of our customers continued to persevere and honor their obligations, however there were some who could not do so due to the length and severity of this economic crisis.

For those reasons, the company continued to focus on keeping its capital levels strong, its liquidity high and its allowance for loan losses at historically high levels. In the last 12 quarters, the Company has increased its allowance for loan losses by $13.4 million while net charge-offs totaled $4.9 million over the same period.

These large provisions for loan losses have come at the expense of earnings as the Company lost approximately $2.2 million in 2010. This loss, albeit due directly to the significant increase in our provisions, is our first in the past decade. First Capital Bank remains one of the few banks headquartered in Central Virginia that is not under a public written regulatory agreement. We are proud of this position and its resulting competitive advantage.

In addition, the Company's capital position remains strong at 13.74% or 374 basis points above "well capitalized" for regulatory capital purposes. At December 31, 2010, the Company and the Bank exceeded **all** regulatory capital requirements and was classified as "well-capitalized" for regulatory capital purposes. We believe our level of loan loss reserves, capital and liquidity position us well for the future when business activity returns.

Total assets at December 31, 2010 were $536 million, up $5.6 million, or 1.06% from December 31, 2009. Total loans, net of allowance, decreased $10.9 million to $386.2 million down 2.75% from December 31, 2009. Deposits increased $4.7 million to $426.9 million, up 1.12% from December 31, 2009. The deposit growth has been focused on noninterest-bearing deposits accounts which increased $2.8 million or 7.52% from December 31, 2009.

Core operating results as measured by pre-provision, pre-tax earnings continued to show significant improvement. For the year ended December 31, 2010, pre-provision, pre-tax earnings were $4.7 million up from $2.7 million for the comparable period in 2009.

Contributing to the improvement in pre-provision, pre-tax earnings was the improvement in net interest margin. For the quarter ended December 31, 2010, net interest margin increased 18 basis points to 3.26% from 3.08% for the fourth quarter of 2009 and increased 2 basis points from 3.24% for the third quarter of 2010. This improvement in net interest margin is attributable to the decreasing cost of interest-bearing liabilities. Interest-bearing liabilities were 2.07% for the fourth quarter of 2010, down 68 basis points from 2.75% for the fourth quarter of 2009 and down 15 basis points from the third quarter of 2010. In the fourth quarter the Company charged off approximately $89 thousand of accrued interest for loans put into nonaccrual which prevented the decrease in funding costs to flow through to the net interest margin. Without this charge off the net interest margin would have been 3.33%.



From Left to Right
Bob Watts, John Presley, Grant Grayson, Richard W. Wright (Vice Chairman)

Net interest income increased $3.6 million or 28.77% to $16.2 million for the year ended December 31, 2010 compared to $12.6 million for the year ended December 31, 2009. Non-interest income increased 40.54% to $1.1 million for the year ended December 31, 2010, compared to $747 thousand for the year ended December 31, 2009. A strategic initiative for 2011 and beyond will be to continue to increase the Company's non-interest income.

Provisions for loan losses amounted to $1.1 million for the three months ended December 31, 2010 compared to $595 thousand for the same period in 2009. For the year ended December 31, 2010 provisions for loan losses amounted to $8.2 million compared to $2.3 million for the year ended December 31, 2009. We continue to focus on improving overall asset quality in these uncertain economic times while the level of nonperforming assets remains significant.

First Capital Bancorp, Inc. stock closed at $3.61 per share at year-end as compared to $4.80 per share a year earlier. The Company's stock performance was unfortunately characteristic of that of the financial services industry in response to "The Great Recession." However, given our strong capital position, sound liquidity, significant loan loss reserves, solid core earnings performance and $11.16 book value, First Capital is well-poised to drive shareholder value.

We hope that you concur that the Company's decision-making in 2010 was driven by the economic conditions of the day and that the Company is well-positioned for the future. We will continue to strategically grow in Central Virginia and remain true to our commitment to reduce NPAs, promote safety and soundness, while still delivering a superior banking experience in the communities we serve. As always, we remain steadfast to the one simple principle that drives the Company's financial decisions, customer service, shareholder value and employee relations . . .

people matter!

With warmest regards,

Bob Watts	John Presley	Grant Grayson
President & CEO	*CEO*	*Chairman*
First Capital Bank	*First Capital Bancorp, Inc.*	



Carol Adkins



Missy McGhee



Marne Triscari



Lazette Thomas



Synda Thomas



Beth Adam

COMMUNITY SERVICES

First Capital Bank opened its doors in 1998 with a mission statement that focused on one simple principle—***People Matter***. Since then, First Capital has grown to seven branches serving thousands of people. We are committed more than ever to our mission of nurturing our individual clients, rewarding shareholders, inspiring our employees and embracing our community.

In 2010, First Capital employees expressed their commitment to our mission by volunteering for various outreach efforts, including our partnership with **Junior Achievement**, the ***Teach Children to Save*** workshops, and the third annual **Stuff the Bus** campaign.



The 2nd graders at Echo Lake Elementary School hold up the JA Certificate they received from Anh Nguyen.

Over 380,000 volunteers teach over 9 million children lessons in economics and financial literacy each year through **Junior Achievement**'s "The Economics Program." First Capital Bank has been part of that tradition for the last four years. Matched to teachers in the Richmond area, employee volunteers work to present financial lessons through grade-appropriate activities like storytelling to elementary-aged children or writing a business plan with high school students. Everyone from tellers to the CEO is encouraged to participate with a significant number volunteering their time in 2010. In addition to co-teaching the curriculum, First Capital employees hand out gifts like piggy banks to the children to encourage savings and help the teachers save their own money by providing copies of handout materials.

Teach Children to Save is a community involvement program sponsored nationally by the American Bankers Association to promote lifelong savings habits. Descending on classrooms across the country each spring, volunteers from local banks teach elementary school children the basics of saving and spending money with worksheets, games, and interactive presentations. Last year was the second year First Capital Bank employee volunteers coordinated an event, instructing students in Kindergarten through 5th grades at River's Edge Elementary School in Glen Allen, VA .



Matthew Paciocco explaining the concepts of the lesson to a 1st grader.



Synda Thomas and the 5th grade class at River's Edge Elementary School.



Enthusiastic 1st graders engaged in an Economics lesson.



Desiree Harlow helping a kindergartner with his activity.

COMMUNITY SERVICES

First Capital Bank's **Stuff the Bus**



The Ashland Team





The Forest Hill Team



One of our younger helpers



The Forest Hill Team loading the bus with much needed supplies.



The Short Pump Team with Nutzy, the Richmond Flying Squirrel's Mascot.

The largest event that our employees and clients participate in is the annual First Capital Bank **Stuff the Bus** campaign to collect school supplies to benefit local children in the Richmond area. Spanning three Saturdays in August, over half of First Capital's employees and their families volunteered their time to staff the separate events in Ashland, Midlothian, Short Pump, and Forest Hill. Despite the poor economy, contributions were generous with a stuffed bus at each location.

First Capital employees make recommendations on partner organizations that would benefit from the **Stuff the Bus** donations. In 2010, employees chose *Market Ashland Partnership, William Byrd Community House, Virginia's Home for Boys and Girls, and St. Joseph's Villa*. Each of these organizations provides needed services to school-aged children in non-traditional settings including foster care, group living, even homelessness. **Stuff the Bus** collects the necessary supplies required to be successful in a classroom like book bags, pens and pencils, calculators, notebooks, craft materials, and binders. The donations collected from the 2010 **Stuff the Bus** helped over 1,000 children in the Richmond area start the school year prepared to learn.

William Byrd Community House: 72 children received supplies.
Virginia Home for Boys and Girls: All 75 children who live on campus received supplies with extras for any children who may enter during the year.
St. Joseph's Villa: 400 children received supplies.
Market Ashland Partnership : Donations distributed upon request.

In addition to these bank-sponsored outreach events, First Capital Bank employees donate hundreds of personal hours of service to a variety of non-profits throughout the year. It is this spirit of taking care of each other that puts the heart in First Capital Bank and has made us successful for over 12 years. Thank you for giving us the privilege of being a part of your financial team...and your community.



Shelley Putney

Sara Brugh

Jaimie Palmore



Margaret Hernandez



Sandy Dang, Suzi Breen



Karen Caruthers

THE TEAM AT FIRST CAPITAL BANK

We are proud of the excellent service we offer to each and every person who comes through our doors. Listed below are the First Capital Bank team members who make that service possible and deliver it with enthusiastic professionalism every day.

Beth Adam, *Branch Manager*
Carol Adkins, *Assistant Branch Manager*
Barry Almond, *SVP/Sr. Retail Banking Leader*
Luci Armistead-Jones, *Loan Operations Specialist*
Gary Armstrong, *SVP/Commercial Banking Group Manager*
Diane Bell, *Teller*
Bill Bien, SVP/Sr. *Lending Officer*
Ben Bowers, *Operation Posting Clerk*
Suzi Breen, *Teller*
Carol Brickey, *VP/Human Resources Director*
Sara Brugh, *Customer Service Rep.*
Karen Caruthers, *Vault Teller*
Barbara Caspero, *Private Banking Officer*
Dennis Coward, *Courier*
Patty Cuccia, *SVP/Operations*
Sandy Dang, *Customer Service Rep./Float Team*
Kimberley Davis, *Sr. Real Estate Loan Administrator*
Cris Dudding, *Retail Banking Center Liaison*
Billie Dykes, *Sr. Loan Administrator*
Melissia Eck, *AVP/Branch Manager/Retail Bank Bus. Dev. Leader*
Christina England, *Teller*
Lisa Farwell, *VP/Branch Manager/Retail Bank Operations Leader*
Andy Ferguson, *SVP/Chief Credit Officer*
Bonnie Ferguson, *Sr. Deposit Specialist*
Haley Gage, *Float Teller*
Kim Gregory, *Assistant Branch Manager*
Buffie Harer, *Assistant Branch Manager*
Desiree Harlow, *Assistant Branch Manager*
Nicky Harris, *AVP/Consumer Credit Manager*
Thomas Hawkes, *Teller*
Kyle Hendricks, *VP/Commercial Lending Officer*
Margaret Hernandez, *VP/Private Banker*
Brad Hildebrandt, *EVP/Sr. Commercial Lender*
Christy Horton, *Mortgage Loan Processor*
Wendy Jones, *Teller*
Brian Lange, *VP/Branch Manager/Area Leader*
Kendra Lengua, *Portfolio Manager*
Cindy Lessin, *Customer Service Rep./Float Team*
Steve Lewis, *VP/Director of IT*
Melissa Lynch, *Assistant Branch Manager*
Kathy Martin, *Assistant Branch Manager*
Jody Matassa, *Vault Teller*
Laura McCombs, *VP/Commercial Lending Officer*
Bruce McCook, *AVP/Investment Executive*
Missy McGhee, *Loan Operations Manager*
Heather Medlin, *Vault Teller*
Jerry Meek, *Courier*
Michael Mercatante, *VP/Security & BSA Officer*
Jo Ann Mills, *Vault Teller*
Kaki Nelson, *Loan Review Officer*
Anh Nguyen, *BSA Administrator*
Beth Nilles, *VP/Lending Administration*
Ashley Nuttle, *Loan Operations Specialist*
Beth O'Donnell, *Branch Manager*
Matt Paciocco, *AVP/Sr. Credit Analyst*
Jamie Palmore, *Operations Specialist*
Karen Plummer, *AVP/Branch Manager*
John Presley, *Managing Director & CEO*
Shelley Putney, *AVP/Treasury Mgmt. & Dep. Serv. Officer*
Will Ranson, *SVP/Chief Financial Officer*
Stacy Ray, *Senior Loan Operation Specialist*
Stefani Reid, *Receptionist*
Peggy Robbins, *Float Team Manager*
Darlene Rodriguez, *Teller*
Mindy Roland, *Customer Service Rep./Float Team*
Teresa Salvia, *Loan Administration Officer*
Ray Santelli, *FVP/Commercial Lending Officer*
Terri Santora, *Retail Banking Center Liaison*
Jeane Schall, *Sr. Management Assistant*
Jessica Scimone, *Operations Wire Clerk*
Jim Sedlar, *SVP/A&D and Construction Lending*
Nikki Shibley, *Teller*
Suzanne Shulman, *Vault Teller*
Ashley Smith, *Loan Operations Project Specialist*
Trudy Smith, *Loan Support Specialist*
Daily Stern, *Loan Review Specialist*
Zenola Studwood, *Vault Teller*
Logan Taylor, *Customer Service Rep./Float Team*
Lazette Thomas, *Loan Support Specialist*
Synda Thomas, *Assistant Branch Manager*
Marnie Triscari, *AVP/Branch Manager*
Meghan Tureski, *Teller*
Kate Wagner, *SVP/Chief Operating Officer*
Del Ward, *SVP/Business Banking Team Leader*
Bob Watts, *CEO/President*

FIRST CAPITAL BANK LOCATIONS

WESTMARK BRANCH
11001 W. Broad Street
Glen Allen, VA 23060
Phone Number: (804) 273-9300

ASHLAND BRANCH
409 S. Washington Highway
Ashland, VA 23005
Phone Number: (804) 752-0090

CHESTERFIELD BRANCH
1580 Koger Center Blvd Suite C
Richmond, VA 23235
Phone Number : (804) 378-5661

STAPLES MILL BRANCH
1776 Staples Mill Road
Richmond, VA 23230
Phone Number : (804) 358-5734

THREE CHOPT BRANCH
7100 Three Chopt Road
Richmond, VA 23226
Phone Number: (804) 281-4182

JAMES CENTER BRANCH
One James Center
901 East Cary Street, Suite 100
Richmond, VA 23219
Phone Number: (804) 644-2340

BON AIR BRANCH
2810 Buford Road
Richmond, VA 23235
Phone Number: (804) 267-1492

CORPORATE OFFICE
4222 Cox Road
Glen Allen, VA 23060
Phone Number: (804) 273-1160



1
First
Capital
Bancorp,
Inc.
...Where People Matter



Seated Left to Right

Robert G. Watts, Jr. President and CEO, First Capital Bank.

Grant Grayson Shareholder in the law firm of LeClairRyan, a professional corporation.

John Presley Managing Director and CEO, First Capital Bancorp, Inc.

Richard W. Wright Investor and Former Chairman James River Group, an Insurance Holding Company. President and Director of the Wright Group.

Standing Left to Right

Joseph C. Stiles, Jr. Owner and President of Luck Chevrolet, Inc., an automobile dealership.

Gerald Blake Owner, Exit First Realty

Debra L. Richardson President and Owner of Business and Healthcare Solutions, PLC , which specializes in financial strategies for business and healthcare providers.

Yancey S. Jones Executive Vice President, The Supply Room Companies/Mega Office Furniture.

Gerald Yospin Owner of commercial real estate and Former Senior Associate and Member of the Retail Brokerage Department of Grubb and Ellis/Harrison and Bates, Inc.

OUR CORE VALUES:

To Nurture our Clients, Reward our Shareholders, Inspire our Employees and Embrace our Community.

At First Capital Bank, whether you're a customer, shareholder or employee, we accomplish this through our dedication to One Simple Principle...


First Capital Bancorp, Inc.
...Where People Matter

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number 001-33543

FIRST CAPITAL BANCORP, INC.

(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of Incorporation or organization)	**11-3782033** (I.R.S. Employer Identification No.)
4222 Cox Road, Suite 200 **Glen Allen, Virginia** (Address of principal executive offices)	**23060** (Zip Code)

Registrant's telephone number, including area code **(804)-273-1160**

Securities registered under Section 12(b) of the Exchange Act:
None

Securities registered under Section 12(g) of the Act:

Common Stock, $4.00 par value (Title of Class)	**NASDAQ Capital Market** (Name of each Exchange on which registered)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act
Yes ☐ No ☒

Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days [x] Yes [ ] No

Indicate by check mark if no disclosure of delinquent filers in response to Item 405 of Regulation S-B is contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K [x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [x] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definition of "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [ ] Smaller reporting company [x]

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within the past 60 days. The aggregate market value of the voting stock held by non-affiliates computed based on a sale price of $4.18 for the Bank's common stock on March 21, 2011 is approximately $10,872,000.

APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PRECEDING FIVE YEARS

Check whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court. Yes [ ] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 2,971,171 Shares of Common Stock, $4.00 par value

DOCUMENTS INCORPORATED BY REFERENCE

1. Portions of the Proxy Statement for the Annual Meeting of Stockholders (Part III)

Transitional Small Business Disclosure Format (Check One): Yes [ ] No [x]

FIRST CAPITAL BANCORP, INC.

FORM 10-K

Fiscal Year Ended December 31, 2010

TABLE OF CONTENTS

PART I

Company

First Capital Bancorp, Inc. is a bank holding company headquartered in Glen Allen, Virginia. We conduct our primary operations through our wholly-owned subsidiary, First Capital Bank, which opened for business in 1998.

We emphasize personalized service, access to decision makers and a quick turn around time on lending decisions. Our slogan is "Where People Matter." We have a management team, officers and other employees with extensive experience in our primary market which is the Richmond, Virginia metropolitan area. We strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to those offered by larger banks in our market area.

First Capital Bank operates seven full service branch offices (alternatively referred to herein as "branches" and "offices"), throughout the greater Richmond metropolitan area. Our bank engages in a general commercial banking business, with a particular focus on the needs of small and medium-sized businesses and their owners and key employees, and the professional community.

We continued to experience growth in assets during 2010. As of December 31, 2010, we had assets of $536.0 million, a $5.6 million, or 1.06%, increase from December 31, 2009. The severe economic conditions in the real estate market in 2010 significantly affected our profitability as we made significant additions to our allowance for loan losses during the year. For 2010, our net loss was $2.2 million compared to net income for 2009 of $308 thousand. Our earnings per diluted share for 2010 were a loss of $0.96 (after payment of TARP dividends and accretion of discount) compared to a loss of $0.07 for 2009. The continued deterioration of the real estate market, unemployment and the difficulties of the financial sector will continue to adversely affect our profitability.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Certain information contained in this Report on Form 10-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are generally identified by phrases such as "we expect," "we believe" or words of similar import.

Such forward-looking statements involve known and unknown risks including, but not limited to, the following factors:

- the ability to successfully manage our growth or implement our growth strategies if we are unable to identify attractive markets, locations or opportunities to expand in the future;
- our ability to continue to attract low cost core deposits to fund asset growth;
- changes in interest rates and interest rate policies and the successful management of interest rate risk;
- maintaining cost controls and asset quality as we open or acquire new locations;
- maintaining capital levels adequate to support our growth and operations;
- changes in general economic and business conditions in our market area;
- reliance on our management team, including our ability to attract and retain key personnel;

- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- demand, development and acceptance of new products and services;
- problems with technology utilized by us;
- changing trends in customer profiles and behavior;
- changes in banking and other laws and regulations applicable to us; and

Although we believe that our expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that our actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

ITEM 1. BUSINESS

General

First Capital Bancorp, Inc. is a bank holding company that was incorporated under Virginia law in 2006. Pursuant to a statutory share exchange that was effective on September 8, 2006, we became a bank holding company. We conduct our primary operations through our wholly owned subsidiary, First Capital Bank, which is chartered under Virginia law. We have one other wholly owned subsidiary, FCRV Statutory Trust 1, which is a Delaware Business Trust that we formed in connection with the issuance of trust preferred debt in September, 2006.

Our principal executive offices are located at 4222 Cox Road, Glen Allen, Virginia 23060, and our telephone number is (804) 273-1160. We maintain a website at www.1capitalbank.com.

First Capital Bank, a Virginia banking corporation headquartered in Glen Allen, Virginia, was incorporated under the laws of the Commonwealth of Virginia as a state-chartered bank in 1997. The bank is a member of the Federal Reserve System and began banking operations in late 1998. The bank is a community oriented financial institution that offers a full range of banking and related financial services to small and medium-sized businesses, professionals and individuals located in its market area. This market area consists of the Richmond, Virginia metropolitan area, with a current emphasis on western Henrico County, Chesterfield County, the City of Richmond, the Town of Ashland, and the surrounding vicinity. The bank's goal is to provide its customers with high quality, responsive and technologically advanced banking services. In addition, the bank strives to develop personal, knowledgeable relationships with its customers, while at the same time it offers products comparable to those offered by larger banks in its market area. We believe that the marketing of customized banking services has enabled the bank to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The bank currently conducts business from its executive offices and seven branch locations. See "Item 2 – Description of Property".

Products and Services

We offer a full range of deposit services that are typically available in most banks including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts (IRAs).

We also offer a full range of short-to-medium term commercial and consumer loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements) and purchase of equipment and machinery. Consumer loans include secured (and unsecured loans) for financing automobiles, home improvements, education and personal investments. Additionally, we originate fixed and floating-rate mortgage and real estate construction and acquisition loans.

Other services we offer include safe deposit boxes, certain cash management services, traveler's checks, direct deposit of payroll and social security checks and automatic drafts for various accounts, selected on-line banking services and a small and medium-sized businesses courier service. We also have become associated with a shared network of automated teller machines (ATMs) that may be used by our customers throughout Virginia and other states located in the Mid-Atlantic region.

Our Market Area

Our primary market is the Richmond, Virginia metropolitan area, which includes Chesterfield County, Henrico County, Hanover County, the Town of Ashland and the City of Richmond. Richmond is the capital of Virginia. All of our branches are located in the Richmond metropolitan area. The Richmond metropolitan area is the third-largest metropolitan area in Virginia and is one of the state's top growth markets based on population and median household income.

Our market area has been subject to large scale consolidation of local banks, primarily by larger, out-of-state financial institutions. We believe that there is a large customer base in our market area that prefers doing business with a local institution. We seek to fill this banking need by offering timely personalized service, while making it more convenient by continuing to build our branch network throughout the Richmond metropolitan area where our customers live and work. To that end, in 2002, we initiated a branching strategy to better ensure that our branch network covers more of the markets in which our customers live and conduct business. We have made significant investments in our infrastructure and believe our current operating platform is sufficient to support a substantially larger banking institution without incurring meaningful additional expenses.

Employees

As of March 21, 2011, we had a total of 82 full time equivalent employees. We consider relations with our employees to be excellent. Our employees are not represented by a collective bargaining unit.

Economy

The current economic recession, which economists suggest began in late 2007, became a major recognizable force in the late summer or early fall of 2008 in the United States and locally. Since then, the stock markets have dropped sharply, foreclosures have increased dramatically, unemployment has risen significantly, the capital and liquidity of financial institutions have been severely challenged and credit markets have been greatly reduced. In the U.S., the government has provided support for financial institutions in order to strengthen capital, increase liquidity and ease the credit markets.

Competition

We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions operating in the Richmond metropolitan area and elsewhere. Many of our non-bank competitors are not subject to the same extensive federal regulations that govern federally-insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over us in providing certain services.

Our primary market area is a highly competitive, highly branched banking market. Competition in the market area for loans to small and medium-sized businesses and professionals is intense, and pricing is important. Many of our competitors have substantially greater resources and lending limits than us and offer certain services, such as extensive and established branch networks, that we are not currently providing. Moreover, larger institutions operating in the Richmond metropolitan area have access to borrowed funds at lower cost than the funds that are presently available to us. Deposit competition among institutions in the market area also is strong. Competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, among other sources.

Governmental Monetary Policies

Our earnings and growth are affected not only by general economic conditions, but also by the monetary policies of various governmental regulatory authorities, particularly the Federal Reserve Bank ("FRB"). The FRB implements national monetary policy by its open market operations in United States Government securities, control of the discount rate and establishment of reserve requirements against both member and nonmember financial institutions' deposits. These actions have a significant effect on the overall growth and distribution of loans, investments and deposits, as well as the rates earned on loans, or paid on deposits.

Our management is unable to predict the effect of possible changes in monetary policies upon our future operating results.

Lending Activities

Credit Policies

The principal risk associated with each of the categories of loans in our portfolio is the creditworthiness of our borrowers. Within each category, such risk is increased or decreased, depending on various factors. The risks associated with real estate mortgage loans, commercial loans and consumer loans vary based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies based on the supply and demand for the type of real estate under construction. In an effort to manage these risks, we have loan amount approval limits for individual loan officers based on their position and level of experience.

We have written policies and procedures to help manage credit risk. We use a loan review process that includes a portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and annual independent third party portfolio reviews to establish loss exposure and to monitor compliance with policies. Our loan approval process includes our Management Loan Committee, the Loan Committee of the Board of Directors and, for larger loans, the Board of Directors. Our Senior Credit Officer is responsible for reporting to the Directors monthly on the activities of the Management Loan Committee and on the status of various delinquent and non-performing loans. The Loan Committee of the Board of Directors also reviews lending policies proposed by management. Our Board of Directors establishes our total lending limit and approves proposed lending policies approved by the Loan Committee of the Board.

Loan Originations

Real estate loan originations come primarily through direct solicitations by our loan officers, continued business from current customers, and through referrals. Construction loans are obtained by solicitations of our construction loan officers and continued business from current customers. Commercial real estate loan originations are obtained through broker referrals, direct solicitation by our loan officers and continued business from current customers.

Our loan officers, as part of the application process, review all loan applications. Information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on our experience and credit underwriting guidelines. Real estate collateral for loans in excess of $250 thousand are appraised by independent appraisers who have been pre-approved by meeting the requirement of providing a current and valid license certification and based on the lender's experience with these appraisers. Evaluations for real estate collateral for loans less than $250 thousand are made by the loan officer.

In the normal course of business, we make various commitments and incur certain contingent liabilities that are disclosed but not reflected in our annual financial statements including commitments to extend credit. At December 31, 2010, commitments to extend credit totaled $60.9 million.

Construction Lending

We make local construction and land acquisition and development loans. Residential houses and commercial real estate under construction and the underlying land secure construction loans. At December 31, 2010, construction, land acquisition and land development loans outstanding were $81.9 million, or 20.6% of total loans. These loans are concentrated in our local markets. Lending activity in this area has been significantly curtailed in the last 18 months due to the overall economy. Because the interest rate charged on these loans usually floats with the market, these loans assist us in managing our interest rate risk. Construction lending entails significant additional risks, compared to residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the value of the building under construction is only estimable when the loan funds are disbursed. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, we generally limit loan amounts to 80% of appraised value in addition to analyzing the creditworthiness of the borrowers. We also obtain a first lien on the property as security for construction loans and typically require personal guarantees from the borrower's principal owners.

Commercial Business Loans

Commercial business loans generally have a higher degree of risk than loans secured by real property but have higher yields. To manage these risks, we generally obtain appropriate collateral and personal guarantees from the borrower's principal owners and monitor the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. We have a loan review and monitoring process to regularly assess the repayment ability of commercial borrowers. At December 31, 2010, commercial loans totaled $48.0 million, or 12.1% of the total loan portfolio.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in our market area including commercial buildings and offices, recreational facilities, small shopping centers, churches and hotels. At December 31, 2010, commercial real estate loans totaled $145.4 million, or 36.6% of our total loans. We may lend up to 80% of the secured property's appraised value. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economic environment. Our commercial real estate loan underwriting criteria requires an examination of debt service coverage ratios, the borrower's creditworthiness and prior credit history and reputation, and we typically require personal guarantees or endorsements of the borrowers' principal owners. In addition, we carefully evaluate the location of the security property.

Residential Real Estate Lending

Residential real estate loans at December 31, 2010, accounted for $118.2 million, or 29.8% of our total loan portfolio. Residential first mortgage loans represent $81.8 million or 69.2% of total residential real estate loans and are primarily made up of investor loans to qualified borrowers leasing property. Multifamily and home equity loans represent $9.9 million and $18.0 million, respectively, and junior liens account for $8.5 million of total residential real estate loans.

All residential mortgage loans originated by us contain a "due-on-sale" clause providing that we may declare the unpaid principal balance due and payable upon sale or transfer of the mortgaged premises. In connection with residential real estate loans, we require title insurance, hazard insurance and if appropriate, flood insurance. We do not require escrows for real estate taxes and insurance.

Consumer Lending

We offer various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, boat loans, deposit account loans, installment and demand loans and credit cards. At December 31, 2010, we had consumer loans of $3.7 million or 0.9% of total loans. Such loans are generally made to customers with whom we have a pre-existing relationship. We currently originate all of our consumer loans in our market area.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans that are unsecured, such as loans secured by rapidly depreciable assets such as automobiles. Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment as a result of the greater likelihood of damage, loss or depreciation. Due to the relatively small amounts involved, any remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

The underwriting standards we employ to mitigate the risk for consumer loans include a determination of the applicant's payment history on other debts and an assessment of their ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

SUPERVISION AND REGULATION

General

As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the FRB. As a state-chartered commercial bank, First Capital Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions (the "BFI"). It is also subject to regulation, supervision and examination by the FRB. Other federal and state laws, including various consumer and compliance laws, govern the activities of the bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following description summarizes the significant federal and state laws applicable to us and our subsidiary. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

First Capital Bancorp, Inc.

Bank Holding Company Act. As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended ("BHC Act"), and we are registered as such with, and are subject to examination by, the FRB. Pursuant to the BHC Act, we are subject to limitations on the kinds of business in which we can engage directly or through subsidiaries. We are permitted to manage or control banks. Generally, however, we are prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than five percent of any class of voting shares of an entity engaged in non-banking activities, unless the FRB finds such activities to be "so closely related to banking" as to be deemed "a proper incident thereto" within the meaning of the BHC Act. Activities at the bank holding company level are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the FRB has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Bank acquisitions by bank holding companies are also regulated. A bank holding company may not acquire more than five percent of the voting shares of another bank without prior approval of the FRB. The BHC Act subjects bank holding companies to minimum capital requirements. Regulations and policies of the FRB also require a bank holding company to serve as a source of financial and managerial strength to its subsidiary banks. The FRB's policy is that a bank holding company should stand ready to use available resources for assisting a subsidiary bank. Under certain conditions, the FRB may conclude that certain actions of a bank holding company, such as a payment of a cash dividend, would constitute an unsafe and unsound banking practice. Some of the activities that the FRB has determined by regulation to be proper incidents to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser. The only activity in which we are engaged is the operation of First Capital Bank. We have no present intention to engage in any other permitted activities. However, we may determine to engage in additional activities if it is deemed to be in our best interests.

With some limited exceptions, the BHC Act requires every bank holding company to obtain the prior approval of the FRB before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the BHC Act and the Change in Bank Control Act, together with their regulations, require FRB approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

Financial Holding Companies and Financial Activities. The Gramm-Leach-Bliley Act established a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers by revising and expanding the BHC Act framework to permit a holding company system to engage in a full range of financial activities through qualification as a new entity known as a financial holding company. We have not determined whether to become a financial holding company, but we may consider such a conversion in the future if it appears to be in our best interest.

Dividends. No Virginia corporation may make any distribution to stockholders if, after giving it effect, (i) the corporation would not be able to pay its existing and reasonably foreseeable debts, liabilities and obligations, whether or not liquidated, matured, asserted or contingent, as they become due in the usual course of business; or (ii) the corporation's total assets would be less than the sum of its total liabilities plus, the amount that would be needed if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

In a policy statement, the FRB has advised bank holding companies that it believes that payment of cash dividends in excess of current earnings from operations is inappropriate and may be cause for supervisory action. As a result of this policy, banks and their holding companies may find it difficult to pay dividends out of retained earnings from historical periods prior to the most recent fiscal year or to take advantage of earnings generated by extraordinary items such as sales of buildings or other large assets in order to generate profits to enable payment of future dividends.

The primary source of funds for payment of dividends by us to our stockholders will be the receipt of dividends and interest from First Capital Bank. Our ability to receive dividends from First Capital Bank will be limited by applicable law. The power of the board of directors of an insured depository institution to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution, depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions. Federal law prohibits insured depository institutions from making capital distributions, including dividends, if after such transaction, the institution would be undercapitalized. A bank is undercapitalized for this purpose if its leverage ratio, Tier 1 risk-based capital ratio and total risk-based capital ratio are not at least 5%, 6% and 10%, respectively. See "Regulatory Capital Requirements" below.

The FRB has authority to prohibit a bank holding company from engaging in practices which are considered to be unsafe and unsound. Depending upon the financial condition of First Capital Bank and upon other factors, the FRB could determine that the payment of dividends or other payments by us or First Capital Bank might constitute an unsafe or unsound practice. Finally, any dividend that would cause a bank to fall below required capital levels could also be prohibited.

Regulatory Capital Requirements. State banks and bank holding companies are required to maintain a minimum risk capital ratio of 10% (at least 5% in the form of Tier 1 capital) of risk-weighted assets and off-balance sheets items. Tier 1 capital consists of common equity, noncumulative perpetual preferred stock and minority interest in the equity accounts of consolidated subsidiaries and excludes goodwill. Tier 2 capital consists of cumulative perpetual preferred stock, limited-life preferred stock, mandatory convertible securities, subordinated debt and (subject to a limit of 1.25% of risk-weighted assets) general loan loss reserves. In calculating the relevant ratio, a bank's assets and off-balance sheet commitments are risk-weighted: thus, for example, most commercial loans are included at 100% of their book value while assets considered less risky are included at a percentage of their book value (e.g., 20% for interbank obligations and 0% for vault cash and U.S. treasury securities).

We are subject to leverage ratio guidelines as well. The leverage ratio guidelines require maintenance of a minimum ratio of 3% Tier 1 capital to total assets for the most highly rated organizations. Institutions that are less highly rated, anticipating significant growth or subject to other significant risks will be required to maintain capital levels ranging from 1% to 2% above the 3% minimum.

Recent federal regulation established five tiers of capital measurement ranging from "well capitalized" to "critically undercapitalized." Federal bank regulatory authorities are required to take prompt corrective action with respect to inadequately capitalized banks. If a bank does not meet the minimum capital requirement set by its regulators, the regulators are compelled to take certain actions, which may include prohibition on payment of dividends to its holding company or requiring the adoption of a capital restoration plan which must be guaranteed by the bank's holding company.

Cross-Institution Assessments. Any insured depository institution owned by us can be assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other depository institution owned by us.

First Capital Bank

First Capital Bank is subject to various state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight with respect to virtually all aspects of its operations. The following is a brief summary of the material provisions of certain statutes, rules and regulations that affect First Capital Bank. This summary is qualified in its entirety by reference to the particular statutory and regulatory provisions referred to below.

General. First Capital Bank is under the supervision of, and subject to regulation and examination by, the BFI and FRB. As such, First Capital Bank is subject to various statutes and regulations administered by these agencies that govern, among other things, required reserves, investments, loans, lending limits, acquisitions of fixed assets, interest rates payable on deposits, transactions among affiliates and First Capital Bank, the payment of dividends, mergers and consolidations, and establishment of branch offices. As noted previously, First Capital Bank is a member of the Federal Reserve System. As such, the FRB, as the primary federal regulator of First Capital Bank, has the authority to impose penalties, initiate civil and administrative actions, and take other steps to prevent First Capital Bank from engaging in unsafe and unsound practices.

Mergers and Acquisitions. Under federal law, previously existing restrictions on interstate bank acquisitions were abolished effective September 29, 1995, and since such date bank holding companies from any state have been able to acquire banks and bank holding companies located in any other state. Effective June 1, 1997, the law allows banks to merge across state lines, subject to earlier "opt-in" or "opt-out" action by individual states. The law also allows interstate branch acquisitions and de novo branching if permitted by the "host state." Effective July 1, 1995, Virginia adopted early "opt-in" legislation which permits interstate bank mergers. Virginia law also permits interstate branch acquisitions and de novo branching if reciprocal treatment is accorded Virginia banks in the state of the acquirer.

Although the above laws had the potential to have a significant impact on the banking industry, it is not possible for our management to determine, with any degree of certainty, the impact such laws have had on First Capital Bank.

Financial Services Legislation. On November 1, 1999, then President Clinton signed into law the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). The GLB Act implemented fundamental changes in the regulation of the financial services industry in the United States, further transforming the already converging banking, insurance and securities industries by permitting further mergers and affiliations which will combine commercial banks, insurers and securities firms under one holding company. Many of these changes are discussed above.

The provisions of the GLB Act have had a significant impact on the banking industry in general. However, it is not possible for us to determine, with any degree of certainty at this time, the impact that such provisions have had on First Capital Bank and its operations.

Dividends. The amount of dividends payable by First Capital Bank depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the BFI and the FDIC have the general authority to limit dividends paid by First Capital Bank if such payments are deemed to constitute an unsafe and unsound practice. In particular, Section 38 of the Federal Deposit Insurance Act ("FDIA") would prohibit First Capital Bank from making a dividend if it were "undercapitalized" or if such dividend would result in the institution becoming "undercapitalized."

Under current supervisory practice, prior approval of the FRB is required if cash dividends declared in any given year exceed the total of First Capital Bank's net profits for such year, plus its retained profits for the preceding two years. In addition, First Capital Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting current losses and bad debts. Federal law further provides that no insured depository institution may make any capital distribution (which would include a cash dividend) if, after making the distribution, the institution would not satisfy one or more of its minimum capital requirements.

Insurance of Accounts, Assessments and Regulation by the FDIC

The deposits of the bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of First Capital Bank are subject to the deposit insurance assessments of the Deposit Insurance Fund of the FDIC.

The FDIC recently amended its risk-based deposit assessment system for 2007 to implement authority granted by the Federal Deposit Insurance Reform Act of 2005. Under the revised system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors. An institution's assessment rate depends upon the category to which it is assigned. Assessment rates are determined by the FDIC and currently range from five to seven basis points for the healthiest institutions (Risk Category I) to 43 basis points of assessable deposits for the riskiest (Risk Category IV). The FDIC may adjust rates uniformly from one quarter to the next, except that no single adjustment can exceed three basis points.

The FDIC is authorized to prohibit any insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the Deposit Insurance Fund. Also, the FDIC may initiate enforcement actions against a bank, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. We are not aware of any existing circumstances that could result in termination of any of First Capital Bank's deposit insurance.

Capital Requirements. The various federal bank regulatory agencies, including the FRB, have adopted risk-based capital requirements for assessing the capital adequacy of banks and bank holding companies. Virginia chartered banks must also satisfy the capital requirements adopted by the BFI. The federal capital standards define capital and establish minimum capital requirements in relation to assets and off-balance sheet exposure, as adjusted for credit risk. The risk-based capital standards currently in effect are designed to make regulatory capital requirements more sensitive to differences in risk profile among bank holding companies and banks, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum requirement for the ratio of total capital to risk-weighted assets (including certain off-balance sheet obligations, such as stand-by letters of credit) is 8%. At least half of the risk-based capital must consist of common equity, retained earnings and qualifying perpetual preferred stock, less deductions for goodwill and various other tangibles ("Tier 1 capital"). Tier 2 capital includes the hybrid capital instruments and other debt securities, preferred stock and a limited amount of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is "total risk-based capital."

The FRB also has adopted regulations which supplement the risk-based guidelines to include a minimum leverage ratio of Tier 1 capital to quarterly average assets ("Leverage Ratio") of 3%. The FRB has emphasized that the foregoing standards are supervisory minimums and that a banking organization will be permitted to maintain such minimum levels of capital only if it receives the highest rating under the regulatory rating system and the banking organization is not experiencing or anticipating significant growth. All other banking organizations are required to maintain a Leverage Ratio of at least 4% to 5% of Tier 1 capital. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets. The FRB continues to consider tangible Tier 1 Leverage Ratio as the ratio of a banking organization's Tier 1 capital, less deductions for intangibles otherwise includable in Tier 1 capital, to total tangible assets.

Section 38 of the FDIA, as amended by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), requires that the federal banking agencies establish five capital levels for insured depository institutions – "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized" – and requires or permits such agencies to take certain supervisory actions as an insured institution's capital level falls.

As of December 31, 2010, we and First Capital Bank both exceeded all capital requirements under all applicable regulations.

Safety and Soundness. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," all such terms are defined under uniform regulations defining such capital levels issued by each of the federal banking agencies.

On December 19, 1991, FDICIA was enacted into law. FDICIA requires each federal banking regulatory agency to prescribe, by regulation or guideline, standards for all insured depository institutions and depository institution holding companies relating to: (i) internal controls, information systems and audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; (v) asset growth; (vi) compensation, fees and benefits; and (vii) such other operational and managerial standards as the agency determines to be appropriate. On July 10, 1995, the federal banking agencies, including the FRB, adopted final rules and proposed guidelines concerning standards for safety and soundness required to be prescribed by regulation pursuant to Section 39 of the FDIA. In general, the standards relate to (1) operational and managerial matters; (2) asset quality and earnings; and (3) compensation. The operational and managerial standards cover (a) internal controls and information systems; (b) internal audit systems; (c) loan documentation; (d) credit underwriting; (e) interest rate exposure; (f) asset growth; and (g) compensation, fees and benefits.

Activities and Investments of Insured State-Chartered Banks. The activities and equity investments of FDIC-insured, state-chartered banks are generally limited to those that are permissible for national banks. Under regulations dealing with equity investments, an insured state bank generally may not directly or indirectly acquire or retain any equity investment of a type, or in an amount, that is not permissible for a national bank. An insured state bank is not prohibited from, among other things, (i) acquiring or retaining a majority interest in a subsidiary; (ii) investing as a limited partner in a partnership the sole purpose of which is direct or indirect investment in the acquisition, rehabilitation or new construction of a qualified housing project, provided that such limited partnership investments may not exceed 2% of the bank's total assets; (iii) acquiring up to 10% of the voting stock of a company that solely provides or reinsures directors', trustees' and officers' liability insurance coverage or bankers' blanket bond group insurance coverage for insured depository institutions; and (iv) acquiring or retaining the voting shares of a depository institution if certain requirements are met. In addition, an insured state-chartered bank may not, directly, or indirectly through a subsidiary, engage as "principal" in any activity that is not permissible for a national bank unless the FDIC has determined that such activities would pose no risk to the insurance fund of which it is a member and the bank is in compliance with applicable regulatory capital requirements. Any insured state-chartered bank directly or indirectly engaged in any activity that is not permitted for a national bank must cease the impermissible activity. The scope of permissible activities available to FDIC-insured, state chartered banks may be expanded by the recently enacted financial services legislation. See "Supervision and Regulation – First Capital Bank – Financial Services Legislation."

Regulatory Enforcement Authority. Applicable banking laws include substantial enforcement powers available to federal banking regulators. This enforcement authority includes, among other things, the ability to assess civil monetary penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties, as defined. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Monetary Policy

The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the FRB. The instruments of monetary policy employed by the FRB include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The FRB's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the bank.

Federal Reserve System

In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or non-personal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements which are subject to adjustment by the FRB. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates

Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B:

- limit the extent to which the bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus; and

- require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate.

The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and other similar types of transactions.

Loans to Insiders

The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The GLB Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulatory. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLB Act may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination. First Capital Bank received a "satisfactory" rating during its latest examination.

Fair Lending; Consumer Laws

In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

Recently, these governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity.

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 ("Patriot Act") was enacted in response to the September 11, 2001 terrorist attacks in New York, Pennsylvania and Northern Virginia. The Patriot Act is intended to strengthen U. S. law enforcement and the intelligence communities' abilities to work cohesively to combat terrorism. The continuing impact on financial institutions of the Patriot Act and related regulations and policies is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws, and imposes various regulations, including standards for verifying customer identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities to identify persons who may be involved in terrorism or money laundering.

Sarbanes-Oxley Act of 2002

The Sarbanes-Oxley Act ("SOX") was signed into law in 2002 and addresses accounting, corporate governance and disclosure issues. The impact of SOX is wide-ranging as it applies to all public companies and imposes significant requirements for public company governance and disclosure requirements. In general, SOX established new corporate governance and financial reporting requirements intended to enhance the accuracy and transparency of public companies' reported financial results. It established new responsibilities for corporate chief executive officers, chief financial officers and audit committees in the financial reporting process and created a new regulatory body to oversee auditors of public companies. It backed these requirements with new SEC enforcement tools, increased criminal penalties for federal mail, wire and securities fraud, and created new criminal penalties for document and record destruction in connection with federal investigations. It also increased the opportunity for more private litigation by strengthening the statute of limitations for securities fraud claims and providing new federal corporate whistleblower protection. The economic and operational effects of SOX on public companies, including the Company, have been and will continue to be significant in terms of the time, resources and costs associated with compliance with its requirements.

Recent Legislation

In response to the most recent financial crisis, Dodd-Frank was signed into law on July 21, 2010. The Dodd-Frank legislation centers around, among other things, deposit insurance, consumer financial protection, interchange and debit card processing, and supervision and is further discussed below.

Deposit Insurance

On October 20, 2010, pursuant to Dodd-Frank, the FDIC has established 2.0% as the designated reserve ratio ("DRR"), that is, the ratio of the DIF to insured deposits. The FDIC has adopted a plan under which it will meet the statutory minimum DRR of 1.35% by September 30, 2020, the deadline imposed by Dodd-Frank. Dodd-Frank requires the FDIC to offset the effect on institutions with assets less than $10 billion of the increase in the statutory minimum DRR to 1.35% from the former statutory minimum of 1.15%. The final rule allows the FDIC to increase or decrease total base assessment rates by no more than 2 basis points from one quarter to the next, and cumulative increases and decreases cannot be 2 basis points higher or lower than the total base assessment rates.

On November 9, 2010 and January 18, 2011, pursuant to Dodd-Frank, the FDIC adopted rules providing for unlimited deposit insurance for traditional noninterest-bearing transaction accounts and *Interest on Lawyers Trust Accounts* for two years starting December 31, 2010. This coverage applies to all insured deposit institutions and there is no separate FDIC assessment for the insurance. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules.

On February 7, 2011, the FDIC adopted a final rule, which redefines the deposit insurance assessment base as required by Dodd-Frank; makes changes to assessment rates; implements Dodd-Frank's DIF dividend provisions; and, revises the risk-based assessment system for all large insured depository institutions, generally, those institutions with at least $10 billion in total assets. It is expected that nearly all of the 7,600-plus institutions with assets less than $10 billion will pay smaller assessments as a result of this final rule. For institutions less than $10 billion the following rules apply:

- Redefines the deposit insurance assessment base as average consolidated total assets minus average tangible equity;
- Makes generally conforming changes to the unsecured debt and brokered deposit adjustments to assessment rates;
- Creates a depository institution debt adjustment;
- Eliminates the secured liability adjustment; and
- Adopts a new assessment rate schedule effective April 1, 2011, and, in lieu of dividends, other

rate schedules when the reserve ratio reaches certain levels.

This final rule and its total impact on the Company remain unclear at this time. A school of thought regarding the redefined deposit insurance assessment base calculation and the resulting lowered insurance assessments is that it may or may not offset the expected competition for deposits by larger banks, thereby increasing overall deposit competition and increasing the cost of those funds in the marketplace. The Company cannot provide any assurance as to the effect of any proposed change in its deposit insurance premium rate, should such a change occur, as such changes are dependent upon a variety of factors, some of which are beyond the Company's control. The final rule will take effect for the quarter beginning April 1, 2011, and will be reflected in the June 30, 2011 fund balance and the invoices for assessments due September 30, 2011.

Consumer Financial Protection

Dodd-Frank established a new federal regulatory body named the Bureau of Consumer Financial Protection ("BCFP"), an independent entity within the Federal Reserve system that will assume responsibility for most consumer protection laws. This body issues rules for federal protection laws for banks and non-banks engaged in financial services. The head of this organization is an independent director appointed by the President of the United States and confirmed by the Senate with a dedicated budget paid by the Federal Reserve system. The BCFP will have the authority to supervise, examine, and take enforcement action with respect to institutions greater than $10 billion in assets, nonbank mortgage entities, and other nonbank providers of consumer financial services. Financial institutions with less than $10 billion in assets, like the Company, still have prudential regulatory agencies (i.e. Federal Reserve and SCC) as their lead supervisory bodies, however, the BCFP has the authority to include its examiners in examinations conducted by prudential regulatory agencies. The BCFP will create a national consumer complaint hotline so consumers will have, for the first time, a single toll-free number to report problems with financial products and services. It is in the Company's best interest to have consumer protections that meet the needs of customers while ensuring that any new regulatory proposals and rules are subjected to cost-benefit analysis and to ensure that other financial services not under the purview of the BCFP (i.e., securities and insurance) are afforded the same protection standards so as not to shift consumers to financial services not subject to the BCFP's supervision and rules. The impact to the Company as a result of the creation of the BCFP is unknown at this time.

Interchange and debit card processing

Dodd-Frank amended the Electronic Funds Transfer Act to, among other things, give the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by payment card issuers. In December 2010, the Federal Reserve proposed a new regulation that, in part, establishes standards for determining whether an interchange fee received or charged by an issuer with respect to an electronic debit transaction is reasonable and proportional to the cost incurred by the issuer with respect to the transaction. These new standards would take effect on July 21, 2011 and would apply to companies having assets greater than $10 billion. It is possible that despite the Company's having fewer assets than $10 billion, the overall market will move to lower pricing due to this mandated pricing and the Company may be negatively impacted. The Federal Reserve is requesting comments on two alternative interchange fee standards that would apply to all covered issuers. One alternative would be based on each company's costs, with a safe harbor (initially set at 7 cents per transaction) and a cap (initially set at 12 cents per transaction); and the other a stand-alone cap (initially set at 12 cents per transaction). The Federal Reserve believes that if either of these proposed standards becomes the final rule, the maximum allowable interchange fee received by covered issuers for debit card transactions would be more than 70 percent lower than the 2009 average, once the new rule takes effect on July 21, 2011. Under both alternatives, circumvention or evasion of the interchange fee limitations would be prohibited. Estimates of the impact to the Company could be material and if under the stand-alone cap in the current year net income would have been lower by more than 20%. Because of the uncertainty as to the final outcome of the Federal Reserve's rulemaking process, the Company cannot provide any assurance as to the ultimate impact of the alternative proposals.

Supervision

Dodd-Frank restructures the supervision of holding companies and depository institutions in several ways. It requires (subject to certain exceptions) that capital requirements for holding companies be at least as strict as capital requirements for depository institutions. This is the so-called Collins amendment that, in part, grandfathers existing issues of trust preferred securities but eliminates them as regulatory capital for larger holding companies five and one half years after enactment. Holding companies, like the Company, with less than $15 billion in consolidated assets, are not subject to this new restriction, but new issuances of trust preferred securities do not count as Tier 1 capital. It also enhances the authority of the Federal Reserve to examine non-bank subsidiaries, such as mortgage affiliates, and gives other bank regulators the opportunity to examine and take enforcement action against such entities. Lastly, it establishes a statutory source of strength requirement for both bank and savings and loan holding companies.

Beginning in the third quarter of 2010, a new rule (i.e., a revision to Regulation E) issued by the Federal Reserve prohibits financial institutions from charging consumers fees for paying overdrafts on ATMs and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Consumers must be provided a notice that explains the financial institution's overdraft services, including the fees associated with the service, and the consumer's choices. The Company cannot provide any definitive assurance as to the ultimate impact of this rule on the amount of overdraft/insufficient funds charges reported in future periods. An assessment by management of the fourth quarter activity of 2010 estimated minimal exposure as a result of this new regulation. Even though this rule went into full effect on August 15, 2010, the Company's net overdraft income was flat from the third quarter to the fourth quarter of 2010. As the Company adds to the existing customer base for these types of products, it is anticipated that any adverse impact would be negligible, if any, in 2011 and beyond.

New regulations and statutes are regularly proposed that contain wide-ranging proposals that may or will alter the structures, regulations, and competitive relationships of the nation's financial institutions. The Company cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which the Company's business may be affected by any new regulation or statute.

Other Safety and Soundness Regulations

The federal banking agencies have broad powers under current federal law to make prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized." All such terms are defined under uniform regulations issued by each of the federal banking agencies. The Bank meets the definition of being "well capitalized" as of December 31, 2010.

Future Regulatory Uncertainty

Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, we cannot forecast how federal regulation of financial institutions may change in the future and impact our operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, we fully expect that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Filings with the SEC

The Company files annual, quarterly, and other reports under the Securities Exchange Act of 1934 with the SEC. These reports and this Form 10-K are posted and available at no cost on the Company's investor relations website, *http://www.1capitalbank.com*, as soon as reasonably practicable after the Company files such documents with the SEC. The information contained on the Company's website is not a part of this Form 10-K. The Company's filings are also available through the SEC's website at *www.sec.gov*.

ITEM 2. PROPERTIES

Our banking offices are listed below. We conduct our business from the properties listed below. Except for our Ashland, WestMark and Staples Mill Road office, which we own, we lease our other offices under long term lease arrangements. All of such leases are at market rental rates and they are all with unrelated parties having no relationship or affiliation with us.

Office Location	Date Opened
WestMark Office (1) 11001 West Broad Street Glen Allen, Virginia 23060	1998
Ashland Office 409 South Washington Highway Ashland, Virginia 23005	2000
Chesterfield Towne Center Office 1580 Koger Center Boulevard Richmond, Virginia 23235	2003
Staples Mill Road Office 1776 Staples Mill Road Richmond, Virginia 23230	2003
Bon Air Office 2810 Buford Road Richmond, Virginia 23235	2008
Three Chopt Office (2) 7100 Three Chopt Road Richmond, Virginia 23229	2006
James Center Office One James Center 901 East Cary Street Richmond, Virginia 23219	2007

(1) Relocation of our Innsbrook leased office to an owned free standing site across the street in September 2008.
(2) Relocated from 1504 Santa Rosa Road, Richmond, Virginia in February 2009 to an owned free standing site.

Our corporate office, which we opened in 2003 and purchased in 2010, is located at 4222 Cox Road, Glen Allen, Virginia 23060.

All of our properties are in good operating condition and are adequate for our present and anticipated future needs.

ITEM 3. LEGAL PROCEEDINGS

We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse effect on our results of operations or financial condition.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock was approved for listing on the Nasdaq Capital Markets as of June 7, 2007 under the symbol "FCVA". Trading under that symbol began June 14, 2007.

The following table shows high and low sale prices for our common stock, as reported to us, for the periods indicated.

	High	Low
2010		
1st Quarter	$8.50	$4.85
2nd Quarter	9.25	6.35
3rd Quarter	7.45	2.95
4th Quarter	3.73	2.90
2009		
1st Quarter	$8.66	$4.50
2nd Quarter	8.71	5.70
3rd Quarter	8.61	6.65
4th Quarter	7.55	4.17

The foregoing transactions may not be representative of all transactions during the indicated periods or of the actual fair market value of our common stock at the time of such transaction due to the infrequency of trades and the limited market for our common stock.

First Capital Bancorp, Inc. does not pay a cash dividend and does not have the intention to pay a cash dividend in the foreseeable future.

There were 2,971,171 shares of the Company's common stock outstanding at the close of business on December 31, 2010. As of March 29, 2011, there were approximately 625 shareholders of record of our common stock.

ITEM 6. SELECTED FINANCIAL INFORMATION

The following consolidated summary sets forth our selected financial data for the periods and at the dates indicated. The selected financial data for fiscal years have been derived from our audited financial statements for each of the five years that ended December 31, 2010, 2009, 2008, 2007 and 2006. You also should read the detailed information and the financial statements for all of such periods included elsewhere in this Report on Form 10-K.

	At or for the Fiscal Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except ratios and per share amounts)				
Income Statement Data:					
Interest income	$26,430	$25,401	$24,044	$20,356	$15,263
Interest expense	10,217	12,810	12,996	10,563	7,691
Net interest income	16,213	12,591	11,048	9,793	7,572
Provision for loan losses	8,221	2,285	2,924	676	404
Net interest income after provision for loan losses	7,992	10,306	8,124	9,117	7,168
Noninterest income	1,050	747	744	809	465
Noninterest expense	12,550	10,628	8,560	7,259	5,261
Income before income taxes	(3,508)	425	308	2,667	2,372
Income tax expense (benefit)	(1,336)	117	138	925	801
Net income	($2,172)	$308	$170	$1,742	$1,571
Effective dividend on preferred stock	$678	$503	$0	$0	$0
Net income (loss) available to common shareholders	($2,850)	($195)	$170	$1,742	$1,571
Per Share Data: [1]					
Basic earnings per share	($0.96)	($0.07)	$0.06	$0.72	$0.87
Diluted earnings per share	($0.96)	($0.07)	$0.06	$0.71	$0.83
Book value per share	$11.16	$12.14	$11.92	$11.73	$8.72
Balance Sheet Data:					
Assets	$536,025	$530,396	$431,553	$351,867	$257,241
Gross loans, net of unearned income	$397,245	$403,720	$372,500	$296,723	$201,585
Deposits	$426,871	$422,134	$334,300	$255,108	$194,302
Shareholders' equity	$43,675	$46,458	$35,420	$34,859	$15,659
Average shares outstanding, basic	2,971	2,971	2,971	2,414	1,796
Average shares outstanding, diluted	2,971	2,971	2,984	2,469	1,889
Selected Performance Ratios					
Return on average assets	-0.41%	0.06%	0.04%	0.61%	0.69%
Return on average equity	-4.74%	0.71%	0.49%	6.80%	10.74%
Efficiency ratio	72.70%	79.68%	72.60%	68.47%	65.46%
Net interest margin	3.20%	2.69%	2.89%	3.54%	3.41%
Equity to assets	8.15%	8.76%	8.21%	9.91%	6.09%
Tier 1 risk-based capital ratio	12.08%	12.36%	10.62%	12.98%	10.39%
Total risk-based capital ratio	13.74%	14.09%	12.41%	14.44%	12.28%
Leverage ratio	9.04%	10.01%	9.62%	12.50%	8.80%
Asset Quality Ratios:					
Non-performing loans to period-end loans	6.82%	2.57%	1.18%	0.02%	0.06%
Non-performing assets to total assets	5.54%	1.96%	1.52%	0.01%	0.05%
Net loan charge-offs (recoveries) to average loans	0.92%	0.19%	0.10%	0.01%	0.02%
Allowance for loan losses to loans outstanding at end of period	2.78%	1.64%	1.36%	0.84%	0.91%

(1) Amounts have been adjusted to reflect a three for two stock split effective December 20, 2005.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the results of operations and financial condition, liquidity and capital resources. This discussion should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements.

Overview

The Company is a bank holding company which owns 100% of the stock of First Capital Bank (the "Bank"). We are headquartered in Glen Allen, Virginia and conduct our primary operations through our wholly owned subsidiary. Through its seven full service branch offices and courier service, the bank serves the greater Richmond metropolitan area which includes the counties of Henrico, Chesterfield and Hanover, the Town of Ashland and the City of Richmond, Virginia. We target small to medium-sized businesses and consumers in our market area and emerging suburbs outside of the greater Richmond metropolitan area. In addition, we strive to develop personal, knowledgeable relationships with our customers, while at the same time offering products comparable to statewide regional banks located in its market area. We believe that the marketing of customized banking services has enabled it to establish a niche in the financial services marketplace in the Richmond metropolitan area.

The difficult economic environment during 2010 and 2009 negatively impacted our financial performance as we realized a net loss of $2.2 million for the year ended December 31, 2010 compared to$308 thousand profit for the year ended December 31, 2009. Net loss available to common shareholders, which deducts from net income the dividends and discount accretion on preferred stock, was a loss of $2.8 million for the year ended December 31, 2010 compared to a loss of $195 thousand a year ago. The key factor affecting the full year 2010 results was an $8.2 million provision to loans losses due to an unstable economic environment resulting in increased charge-offs and nonperforming assets during the year. Return on average common equity for the year ended December 31, 2010 was -4.74%, while return on average assets was -0.41%, compared to 0.71% and 0.06%, respectively, for the year ended 2009.

For the year ended December 31, 2010, assets grew $5.6 million to $536.0 million or 1.06% from $530.4 million at December 31, 2009. Total net loans at December 31, 2010 were $386.2 million, a decrease of $10.9 million, or 2.8%, from the December 31, 2009 amount of $397.1 million. Deposits increased $4.7 million to $426.9 million, or 1.1% from the December 31, 2009 amount of $422.1 million.

We remain well capitalized with capital ratios above the regulatory minimums.

Critical Accounting Policies

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon our accounting policies. The selection and applications of these accounting policies involve judgments, estimates, and uncertainties that are susceptible to change.

First Capital Bank's critical accounting policy relates to the evaluation of the allowance for loan losses which is based on management's opinion of an amount that is adequate to absorb probable losses inherent in the Bank's existing portfolio. The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (i) ASC 450 Contingencies, which requires that losses be accrued when occurrence is probable and can be reasonably estimated, and (ii) ASC 310 Receivables, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The Company's allowance for loan losses is the accumulation of various components that are calculated based on independent methodologies. All components of the allowance represent an estimation performed pursuant to applicable GAAP. Management's estimate of each homogenous pool component is based on certain observable data that management believes are most reflective of the underlying credit losses being estimated. This evaluation includes credit quality trends; collateral values; loan volumes; geographic, borrower and industry concentrations; seasoning of the loan portfolio; the findings of internal credit quality assessments and results from external bank regulatory examinations. These factors, as well as historical losses and current economic and business conditions, are used in developing estimated loss factors used in the calculations.

Applicable GAAP requires that the impairment of loans that have been separately identified for evaluation are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment is to be based on the net realizable value of the collateral. This statement also requires certain disclosures about investments in impaired loans and the allowance for loan losses and interest income recognized on impaired loans.

Reserves for commercial loans are determined by applying estimated loss factors to the portfolio based on historical loss experience and management's evaluation and "risk grading" of the commercial loan portfolio. Reserves are provided for noncommercial loan categories using historical loss factors applied to the total outstanding loan balance of each loan category. Additionally, environmental factors based on national and local economic conditions, as well as portfolio-specific attributes, are considered in estimating the allowance for loan losses.

While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the valuations or, if required by regulators, based upon information available to them at the time of their examinations. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels may vary from previous estimates.

Results of Operations

Net Interest Income

We generate a significant amount of our income from the net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income depends on the amount of interest-earning assets outstanding during the period and the interest rates earned thereon. Interest expense is a function of the average amount of deposits and borrowed money outstanding during the period and the interest rates paid thereon. The quality of the assets further influences the amount of interest income lost on non-accrual loans and the amount of additions to the allowance for loan losses.

Net interest income represents our principal source of earnings. Net interest income is the amount by which interest generated from earning assets exceeds the expense of funding those assets. Changes in volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income.

The following table reflects an analysis of our net interest income using the daily average balance of our assets and liabilities as of the periods indicated.

	Year Ended December 31,					
	2010			2009		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
	(Dollars in thousands)					
Assets:						
Loans, net of unearned income (1)	$409,765	$23,308	5.69%	$389,364	$22,925	5.89%
Investment securities:						
U.S. Agencies	14,691	580	3.94%	18,172	807	4.44%
Mortgage backed securities	11,751	388	3.30%	11,520	409	3.55%
CMO	28,397	828	2.92%	13,898	478	3.44%
Municipal securities (2)	13,139	815	6.20%	6,741	437	6.48%
Corporate bonds	4,658	224	4.81%	3,398	194	5.71%
Taxable municipal securities	7,979	403	5.05%	3,310	184	5.57%
SBA	1,223	23	1.87%	0	0	0.00%
Other investments	4,535	90	1.99%	4,017	68	1.68%
Total investment securities	86,373	3,351	4.22%	61,056	2,577	4.22%
Federal funds sold & interest bearing deposits	19,696	45	0.23%	24,425	48	0.20%
Total earning assets	$515,834	$26,704	5.18%	$474,845	$25,550	5.38%
Cash and cash equivalents	6,187			5,992		
Allowance for loan losses	(8,913)			(5,695)		
Other assets	23,196			14,394		
Total assets	$536,304			$489,536		
Liabilities & Stockholders' Equity:						
Interest checking	$9,239	$34	0.36%	$7,973	$30	0.37%
Money market deposit accounts	146,788	1,783	1.21%	93,177	1,742	1.87%
Statement savings	718	3	0.47%	699	3	0.47%
Certificates of deposit	229,496	6,322	2.75%	246,291	8,885	3.61%
Total interest-bearing deposits	386,241	8,142	2.11%	348,140	10,660	3.06%
Fed funds purchased	-	-	0.00%	-	-	0.00%
Repurchase agreements	1,361	6	0.48%	1,365	6	0.44%
Subordinated debt	7,155	230	3.21%	7,155	266	3.72%
FHLB advances	54,191	1,840	3.39%	50,000	1,879	3.76%
Total interest-bearing liabilities	448,948	10,218	2.28%	406,660	12,811	3.15%
Noninterest-bearing liabilities:						
Noninterest-bearing deposits	39,564			37,583		
Other liabilities	1,925			2,025		
Total liabilities	41,489			39,608		
Shareholders' equity	45,867			43,268		
Total liabilities and shareholders' equity	$536,304			$489,536		
Net interest income		$16,486			$12,739	
Interest rate spread			2.90%			2.23%
Net interest margin			**3.20%**			**2.68%**
Ratio of average interest earning assets to average interest-bearing liabilities			114.90%			116.77%

(1) Includes nonaccrual loans

(2) Income and yields are reported on a taxable equivlent basis using a 34% tax rate.

Year ended December 31, 2010 compared to year ended December 31, 2009

The decline in the general level of interest rates over the last three years has placed downward pressure on the Company's yield on earning assets and related interest income. The decline in earning asset yields, however, has been offset principally by repricing of money market accounts and certificates of deposit. The Company also expects net interest margin to be relatively stable over the next several quarters.

Net interest income for the year ended December 31, 2010 increased 28.8% to $16.2 million from $12.6 million for the year ended December 31, 2009. Net interest income increased due to a 55 basis point increase in the net interest margin from 2.68% for the year ended December 31, 2009 to 3.20% for the comparable period of 2010.

Average earning assets increased $41.0 million, or 8.61%, to $515.8 million for 2010 from $474.8 million for 2009. While net loans outstanding decreased $10.9 million, average loans, net of unearned income increased $20.4 million, or 5.2% for 2010 to $409.8 million. The average rate earned on net loans, decreased 20 basis points to 5.69% from 5.89% for the year ended December 31, 2009. The average balance in our securities portfolio increased $25.3 million in 2010 to $86.4 million from $61.1 million in 2009. We used liquidity generated by deposits and TARP funds to mitigate interest rate risk and pick up spreads over the Federal funds rate. Due to rather stable investment rates during the period, the yield on the investment portfolio remained unchanged at 4.22% for 2010 and 2009 resulting in investment income, on a tax equivalent basis, increasing to $3.3 million for 2010 from $2.6 million for 2009. Interest on Federal funds sold decreased from $48 thousand for 2009 to $45 thousand for 2010 as the average balance sold decreased from $24.4 million in 2009 to $19.7 million in 2010. As a result of these changes, the yield on earning assets decreased 20 basis points to 5.18% for 2010 from 5.38% for 2009.

Average deposits increased $38.1 million or 10.9% to $386.2 million for 2010 from $348.1 million for 2009. Interest expense on deposits decreased $2.5 million for 2010 compared to 2009. The average cost of interest-bearing deposits decreased 95 basis points from 3.06% for 2009 to 2.11% for 2010. The decrease in cost of interest-bearing deposits is the result of declining interest rates and change in the mix of deposits. The cost of certificates of deposit decreased 86 basis points from 3.06% for 2009 to 2.11% for 2010. Money market accounts increased on average $53.6 million for 2010 compared to 2009 as the cost decreased from 1.87% to 1.21% for 2010. We expect deposit costs continue to decrease in early 2011 as certificates of deposit reprice and the rate on money market accounts decreased.

Other borrowed money decreased 37 basis points from 3.68% to 3.31% for 2010 primarily due to the restructure of $20.0 million in FHLB advances which reduced the average borrowing cost of $55.0 million in advances from 3.49% to 3.01%.

Year ended December 31, 2009 compared to year ended December 31, 2008

Net interest income for the year ended December 31, 2009 increased 14.0% to $12.6 million from $11.0 million for the year ended December 31, 2008. Net interest income increased despite a 21 basis point decrease in the net interest margin from 2.89% for the year ended December 31, 2008 to 2.68% for the comparable period of 2009.

Average earning assets increased $92.3 million, or 24.1%, to $474.8 million for 2009 from $382.6 million for 2008. Average loans, net of unearned income increased $52.2 million, or 15.5% for 2009 to $389.4 million. Actual loan balances increased $33.2 million in 2009 compared to $78.3 million in 2008. The average rate earned on net loans, decreased 68 basis points to 5.89% from 6.57% for the year ended December 31, 2008. The decrease in the average rate earned on net loans was the result of the decrease of 400 basis points in the prime rate during 2008. The prime rate remained unchanged at 3.25% for the entire year of 2009. The average balance in our securities portfolio increased $26.1 million in 2009 to $61.1 million from $35.0 million in 2008. We used liquidity generated by deposits and TARP funds to mitigate interest rate risk and pick up spreads over the Federal funds rate. Other investments yield, which include FHLB Stock and Federal Reserve Stock, decreased 260 basis points as the FHLB eliminated the dividend on its stock in 2009. Due to continued low interest rates, the yield on the investment portfolio decreased from 4.87% for 2008 to 4.22% for 2009. Interest on Federal funds sold decreased from $214 thousand for 2008 to $48 thousand for 2009 as the average balance sold increased from $10.4 million in 2008 to $24.4 million in 2009. During most of 2009 the FOMC was pricing Federal funds between 0% and 0.25%. As a result of these changes, the yield on earning assets decreased 91 basis points to 5.38% for 2009 from 6.29% for 2008.

Average deposits increased $80.1 million or 29.9% to $348.1 million for 2009 from $268.1 million for 2008. Interest expense on deposits decreased $11 thousand for 2009 compared to 2008. The average cost of interest-bearing deposits decreased 92 basis points from 3.98% for 2008 to 3.06% for 2009. The decrease in cost of interest-bearing deposits is the result of declining interest rates and change in the mix of deposits. We made a concerted effort to reduce the dependency for funding away from certificates of deposit to other products which more closely matched our assets repricing. As of December 31, 2009, certificates of deposit comprise 57.1% of our deposit base as compared to 75.4% at December 31, 2008. The cost of certificates of deposit decreased 91 basis points from 4.52% for 2008 to 3.61% for 2009. Money market accounts increased on average $54.6 million for 2009 compared to 2008 as the cost increased from 1.84% to 1.87% for 2009. We expect deposit costs continue to decrease in early 2010 as certificates of deposit reprice and the rate on money market accounts decreased.

Other borrowed money decreased 20 basis points from 3.88% to 3.68% for 2009 primarily due to the $5.3 million in Trust Preferred Capital Notes which are 1.70% over the three month LIBOR. At December 31, 2009, the rate on the Trust Preferred Capital Notes was down 175 basis points to 1.95% from 3.70% at December 31, 2008.

The following table analysis changes in net interest income attributable to changes in the volume of interest-earning assets and interest bearing liabilities compared to changes in interest rates.

	2010 vs. 2009 Increase (Decrease) Due to Changes in:			2009 vs. 2008 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
			(Dollars in thousands)			
Earning Assets:						
Loans, net of unearned income	$1,202	($820)	$382	$3,431	($2,659)	$772
Investment securities:	1,108	(334)	774	453	422	874
Federal funds sold	(9)	6	(4)	281	(452)	(172)
Total earning assets	2,301	(1,148)	1,152	4,165	(2,689)	1,474
Interest-Bearing Liabilities:						
Interest checking	6	(1)	5	(5)	(10)	(15)
Money market deposit accounts	1,001	(969)	32	1,006	25	1,031
Statement savings	-	-	0	(1)	(1)	(2)
Certilficates of deposit	(606)	(1,974)	(2,580)	1,211	(2,236)	(1,025)
Fed funds purchased	-	-	0	(35)	-	(35)
Repurchase agreements	-	1	1	(15)	(11)	(26)
Subordinated debt	-	(37)	(37)	-	(120)	(120)
FHLB advances	158	(201)	(43)	23	(16)	7
Total interest-bearing liabilities	559	(3,181)	(2,622)	2,184	(2,369)	(185)
Change in net interest income	$1,742	$2,033	$3,774	$1,981	($320)	$1,659

Provision for Loan Losses

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses for the year ended December 31, 2010 was $8.2 million compared to $2.3 million for the year ended December 31, 2009. Changes in the amount of provision for loan losses during each period reflect the results of the Bank's analysis used to determine the adequacy of the allowance for loan losses. We are committed to making loan loss provisions that maintain an allowance that adequately reflects the risk inherent in our loan portfolio. This commitment is more fully discussed in the "Asset Quality" section below.

Non-Interest Income

Year ended December 31, 2010 compared to year ended December 31, 2009

Non-interest income has been and will continue to be an important factor for increasing profitability. Management continues to consider areas where non-interest income can be increased.

Non-interest income increased $303 thousand to $1.0 million for the year ended December 31, 2010 compared to $747 thousand for the same period in 2009.

The primary cause of the increase in non-interest income was the sale of securities resulting in a gain of $281 thousand as compared to no gain in 2009. Fees on deposits increased $20 thousand to $277 thousand for the 2010 year compared to $257 for the 2009 year.

Year ended December 31, 2009 compared to year ended December 31, 2008

Non-interest income increased $3 thousand to $747 thousand for the year ended December 31, 2009 compared to $744 thousand for the same period in 2008.

Fees on deposits increased $9 thousand to $257 thousand for the 2009 year compared to $248 for the 2008 year. Other non-interest income decreased $6 thousand for the year 2009 compared to 2008. Components of the decrease are: document prep fees of $19 thousand as a result of decreased loan volume and decrease in gains and fees on sale of mortgages of $28 thousand due to decreases in mortgage loans originated. These reductions were offset by a $31 thousand increase in investment services offered to our customers and $22 thousand increase in fees on letters of credit.

Non-Interest Expense

Year ended December 31, 2010 compared to year ended December 31, 2009

Total noninterest expense increased 18.1% or $1.9 million to $12.5 million for 2010 as compared to $10.6 million for the year 2009. Noninterest expense was 2.6% of average assets for the year ended December 31, 2010.

Salaries and employee benefits increased 21.0% to $5.8 million for the year 2010 as compared to $4.8 million for 2009. Salaries and benefits increased due to key additions to the lending and management team and infrastructure during 2009 and the first quarter of 2010.

Occupancy costs decreased $81 thousand as the result of purchasing the corporate headquarters in 2010, thus eliminating rent expense for most of 2010. This was offset by increases in depreciation of the building acquired as depreciation expense increased 17.1% to $490 thousand for the year ended December 31, 2010 as compared to $419 thousand for 2009

Professional fees increased $296 thousand for the year 2010 to $683 thousand from $387 thousand in 2009. This was primarily the result of increasing legal fees associated with a higher volume of customer work out agreements, foreclosures and settlements in 2010.

Advertising and marketing costs increased $80 thousand to $177 thousand in 2010 from $97 thousand in 2009, as additional marketing and name branding were used in 2010.

Virginia capital stock tax decreased $33 thousand, or 6.38%, to $492 thousand during 2010 from $525 thousand for 2009. The decrease was due to loss in equity of the Bank during the year.

OREO expenses related to revaluation of existing OREO values totaled $674 thousand in 2010 as compared to $0 thousand in 2009 as values in the real estate market continued to deteriorate in 2010.

Other expenses increased $262 thousand to $1.8 million in 2010 from $1.5 million in 2009.

Year ended December 31, 2009 compared to year ended December 31, 2008

Total noninterest expense increased 24.2% or $2.1 million to $10.6 million for 2009 as compared to $8.6 million for the year 2008. Noninterest expense was 2.2% of average assets for the year ended December 31, 2009.

Salaries and employee benefits increased 11.8% to $4.8 million for the year 2009 as compared to $4.3 million for 2008. A full year's salary related to the staffing for the opening of the Bon Air Branch in 2008, the hiring of the Managing Director and CEO of the Company in late 2008, and hiring a senior loan officer and a loan analyst in 2009 contributed to the increase.

Merger costs totaled $285 thousand for the year ended December 31, 2009. These costs were legal, accounting and investment advisors cost associated with a transaction that was subsequently terminated.

Occupancy costs decreased $53 thousand as the result of relocating the rented Innsbrook office to an owned location in WestMark, saving $123 thousand in rent. This was offset by a $47 thousand increase in renting the James Center office and the Bon Air office for all of 2009 as compared to a partial year in 2008.

Professional fees increased 43.6% to $386 thousand for the year 2009 from $269 thousand in 2008. This was primarily the result of increasing legal fees associated with a higher volume of customer work out agreements, foreclosures and settlements in 2009.

Advertising and marketing costs decreased $153 thousand or 61.2% to $97 thousand in 2009 from $250 thousand in 2008. The branding campaign started in 2008 was suspended due to poor economic conditions.

FDIC assessments increased considerably during 2009 to $1.1 million compared to $215 thousand in 2009 due to increases in the fee assessment rates during 2009 and a special assessment applied to all insured institutions as of June 30, 2009.

Virginia capital stock tax increased $144 thousand, or 37.8%, to $525 thousand during 2009 from $381 thousand for 2008. Infusion of an additional $8.8 million of capital in the subsidiary bank in 2009 resulted in the increase in the capital stock tax. The Company received $10.9 million from the U.S. Treasury Department under the TARP Capital Purchase Program, of which $8.8 million was infused in the subsidiary Bank.

Depreciation expense increased $43 thousand or 11.4% to $419 thousand in 2009 from $376 thousand in 2008. The primary cause of this increase is the construction of the free standing branch in WestMark in 2008 and relocation of the Forest Office Park Branch to an owned, free standing location at 7100 Three Chopt Road.

Other expenses increased 21.4% or $271 thousand to $1.5 million in 2009 from $1.3 million in 2008. OREO expenses totaled $141 thousand in 2009 as compared to $0 in 2008.

Income Taxes

Our reported income tax benefit was $1.3 million for 2010 and income tax expense was $117 thousand for 2009. Note 11 of our consolidated financial statements provides a reconciliation between the amount of income tax expense computed using the federal statutory rate and our actual income tax expense. Also included in Note 11 to the consolidated financial statements is information regarding the principal items giving rise to deferred taxes for the two years ended December 31, 2010 and 2009.

Financial Condition

Assets

Total assets increased to $536.0 million at December 31, 2010, compared to $530.4 million at December 31, 2009 representing an increase of $5.6 million or 1.1%. Average assets increased 9.6% from $489.5 million for the year ended December 31, 2009 to $536.3 million for the year ended December 31, 2010. Average stockholders' equity increased 6.0% to $45.9 million for the year ended December 31, 2010 as compared to $43.3 million for the same period in 2009

Loans

Our loan portfolio is the largest component of our earning assets. Total loans, which exclude the allowance for loan losses and deferred loan fees and costs, at December 31, 2010, were $397.2 million, a decrease of $6.4 million from $403.7 million at December 31, 2009. Commercial real estate increased $20.0 million or 15.9% to $145.4 million and represented 36.6% of the portfolio. Real estate construction, land development and other land loans decreased $26.7 million, or 24.6%, to $81.9 million from $108.7 million and represented 20.6% of the portfolio, down from 26.9% at December 31, 2009. Concerted effort continued to be made to lessen our percentage of real estate construction, development and other land loans as a percentage of the total portfolio. The allowance for loan losses was $11.0 million, up 67.2% or 2.78% of total loans outstanding at December 31, 2010 up from 1.64% at December 31, 2009.

Major classifications of loans are as follows:

	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Commercial	$48,004	$54,590	$51,138	$44,367	$22,619
Real estate - Construction, land development & other land loans	81,893	108,650	111,753	97,104	58,608
Real estate - Multifamily	9,884	9,164	6,192	4,076	5,935
Real estate - commercial	145,399	125,445	106,796	86,301	63,062
Real estate - 1-4 Residential residential	108,325	101,273	91,122	60,951	49,073
Consumer	3,693	4,542	5,584	4,106	2,387
Total loans	397,198	403,664	372,585	296,905	201,684
Less:					
Allowance for loan losses	11,036	6,600	5,060	2,489	1,834
Net deferred fees (costs)	(47)	(56)	85	182	99
Loans, net	$386,209	$397,120	$367,440	$294,234	$199,751

Our average net loan portfolio totaled 79.4% of average earning assets in 2010, down from 82.0% in 2009. Because of the nature of our market, loan collateral is predominantly real estate. At December 31, 2010, the Company had approximately $345.6 million in loans secured by real estate which represents 87.0% of our total loans outstanding as of that date. At December 31, 2010, we had no concentration of loans in any one industry exceeding 10%.

The following table reflects the amount of loans for Commercial loans and Real estate construction as to fixed and variable and repricing or maturity:

	December 31, 2010			
	One Year or Less	After One Year Through Five Years	After Five Years	Total
	(Dollars in thousands)			
Commercial	$25,113	$22,662	$229	$48,004
Real estate construction	15,772	80	-	15,852
Total	$40,885	$22,742	$229	$63,856
Loans with:				
Fixed Rates	$9,940	$20,523	$229	$30,692
Variable Rates	30,945	2,219	-	33,164
	$40,885	$22,742	$229	$63,856

Asset Quality

The Company continued to experience deterioration in asset quality during 2010, principally within the builder residential real estate portfolio and the land development portfolio, as the housing market remained soft. While economic indicators suggest the recession has technically ended and there are some signs of increased economic activity, the signals are somewhat mixed and there could be additional deterioration in asset quality in the near term. The magnitude of any such softening is largely dependent upon any lagging impact on commercial real estate, the recovery of residential housing, and the pace at which the economies in the markets we serve recover. The Company does not originate or purchase loans from foreign entities or loans classified by regulators as highly leveraged transactions. The Company's loan portfolio does not include exposure to option adjustable rate mortgage products, high loan-to-value ratio mortgages, interest only mortgage loans, subprime mortgage loans or mortgage loans with initial teaser rates. The Company does have junior lien mortgages ("second mortgages"), primarily home equity loans. The Company's second mortgage portfolio is originated within the Company's footprint and represented approximately 2.1% of the total loan portfolio at December 31, 2010. The Company has low loss experience within this portfolio and is prompted to perform updated valuations upon identification of a borrower weakness. The sources of valuations are appraisals, broker price opinions, and automated valuation models.

While the level of nonperforming assets increased at the end of 2010, the levels are considered manageable by the Company. Resources continue to be devoted specifically to the ongoing review of the loan portfolio and the workouts of problem assets to minimize any losses to the Company. The Company has in place a special assets loan committee, which includes the Company's Chief Lending Officer, Chief Credit Officer, and other senior lenders and credit officers. This committee formulates strategies, develops action plans, and approves all credit actions taken on significant problem loans. Management continues to monitor delinquencies, risk rating changes, charge-offs, market trends and other indicators of risk in the Company's portfolio, particularly those tied to residential and commercial real estate, and adjusts the allowance for loan losses accordingly. Historically, and particularly in the current economic environment, the Company seeks to work with its customers on loan collection matters while taking appropriate actions to improve the Company's position and minimize any losses. These loans are closely managed and evaluated for collection with appropriate loss reserves established whenever necessary.

Net charge-offs for 2010 were $3.8 million, or 0.92%, of average loans outstanding. Net charge-offs included commercial loans of $303 thousand, construction loans of $2.1 million, commercial real estate loans of $530 thousand, and residential real estate $900 thousand. At December 31, 2010, total past due loans were $25.1 million, or 6.3%, of total loans.

At December 31, 2010, non-performing assets increased $22.7 million to $29.7 million at December 31, 2010. The ratio of nonperforming assets to total assets was 5.54% compared to 1.32% at year end 2009. Non-performing assets consists of nonaccrual loans totaling $22.4 million, other impaired loans totaling $3.1 million, 90 days past due and still accruing of $1.6 million and OREO of $2.6 million which are represented by twenty building lots, one house under construction and two parcels of land.

Non-performing Assets

We place loans on a non-accrual when the collection of principal and interest is doubtful, generally when a loan becomes 90 days past due. There are three negative implications for earnings when we place a loan on non-accrual status. First, all interest accrued but unpaid at the date that the loan is placed on non-accrual status is either deducted from interest income or written off as a loss. Second, accruals on interest are discontinued until it becomes certain that both principal and interest can be repaid. Finally, there may be actual losses that require additional provisions for loan losses to be charged against earnings.

	December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Non-performing loans	$27,097	$3,607	$4,411	$50	$120
Non-performing assets	$2,615	$3,388	$2,158	$ -	$ -
Non-performing loans to period end loans	6.82%	0.89%	1.18%	0.02%	0.06%
Non-performing assets to total assets	5.54%	1.32%	1.52%	0.02%	0.06%

The following provides a roll-forward of the OREO activity from the end of 2009 to the end of 2010 (dollars in thousands):

	Amounts
Balance, beginning of year	$3,388
Additions	1,246
Capitalized Improvements	23
Valuation Adjustments	(674)
Loss on sale	(40)
Proceeds from sales	(1,328)
Ending balance, - December 31, 2010	$2,615

Allowance for Loan Losses

For a discussion of our accounting policies with respect to the allowance for loan losses, see "Critical Accounting Policies – Allowance for Loan Losses" above.

The following table depicts the transactions, in summary form, that occurred to the allowance for loan losses in each year presented:

	December 31,				
	2010	2009	2008	2007	2006
	(Dollars in thousands)				
Balance, beginning of year	$6,600	$5,060	$2,489	$1,834	$1,460
Loans charge-offs					
Commercial	530	340	24	20	21
Real estate - residential	900	8	58	-	-
Real estate - commercial	303	-	-	-	-
Real estate - construction	2,083	402	273	-	10
Consumer	-	5	4	4	-
Total loans charged off	$3,816	$755	$359	$24	$31
Recoveries					
Commercial	13	2	5	-	1
Real estate - residential	16	7	-	-	-
Real estate - commercial	2	-	-	-	-
Real estate - construction	-	1	-	-	-
Consumer	-	-	1	3	-
Total recoveries	$31	$10	$6	$3	$1
Net charge-offs	3,785	745	353	21	30
Additions charge to operations	8,221	2,285	2,924	676	404
Balance, end of year	$11,036	$6,600	$5,060	$2,489	$1,834
Ratio of allowance for loan losses to loans outstanding at end of period	2.78%	1.64%	1.36%	0.84%	0.91%
Ratio of new charge-offs (recoveries) to average loans outstanding during the period	0.92%	0.19%	0.10%	0.01%	0.02%

The allowance for loan losses at December 31, 2010 was $11.0 million compared to $6.6 million at December 31, 2009. The allowance for loan losses was 2.78% of total loans outstanding at December 31, 2010 compared to 1.64% at December 31, 2009. The provision for loan losses was $8.2 million for 2010 compared to $2.3 million for 2009. Net charge-offs were $3.8 million for the year ended December 31, 2010 compared to $745 thousand for the year ended December 31, 2009. The portfolio continues to show stress as the economic environment and the real estate market continue to deteriorate and additional provision for loan losses may be required if the downward trend in conditions persists. We have no exposure to sub-prime loans in the portfolio.

The following table shows the balance and percentage of our allowance for loan losses allocated to each major category of loan:

	Commercial & Industrial		Real Estate Residential		Real Estate Construction		Consumer		Total
	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss	Percent of Loan in Category to Total Loans	Allowance for Loan Loss
				(Dollars in thousands)					
2010	$2,256	12.09%	$5,864	73.28%	$2,902	13.71%	$14	0.93%	$11,036
2009	365	13.52%	3,488	65.26%	2,738	20.09%	9	1.13%	6,600
2008	1,075	13.73%	3,026	61.56%	942	23.22%	17	1.50%	5,060
2007	960	14.94%	937	57.03%	591	26.64%	1	1.38%	2,489
2006	762	11.22%	633	62.09%	437	25.51%	2	1.18%	1,834

Securities

We have designated most securities in the investment portfolio as "available for sale" as further defined in Note 3 to our consolidated financial statements. In 2008, we designated certain security purchases as "held-to-maturity" as defined in Note 3 to our consolidated financial statements. Available for sale securities are required to be carried on the financial statements at fair value. The unrealized gains or losses, net of deferred income taxes, are reflected in stockholders' equity. Held-to-maturity securities are carried on our books at amortized cost.

The market value of the available for sale securities at December 31, 2010 and 2009 was $86.8 million and $77.1 million, respectively. The net unrealized gain after tax on the available for sale securities was $91 thousand at December 31, 2010 as compared to $370 thousand December 31, 2009.

The carrying values of securities available for sale at the dates indicated were as follows:

	December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Available for Sale			
U.S. Government securities	$6,581	$23,467	$17,122
Mortgage-backed and CMO securities	15,022	12,062	6,377
CMO securities	31,044	22,940	2,027
State and political subdivision obligations - tax exempt	11,992	9,364	1,729
State and political subdivision obligations - taxable	12,007	5,797	-
Corporate bonds	6,401	3,488	3,269
SBA securities	3,740	-	-
	$86,787	$77,118	$30,524
Held to Maturity			
State and political subdivision obligations - tax exempt	$2,389	$1,453	$1,471
	$2,389	$1,453	$1,471

Restricted equity securities consist primarily of Federal Reserve Bank stock, Federal Home Loan Bank of Atlanta stock and Community Bankers Bank Stock.

Deposits

The following table is a summary of average deposits and average rates paid on those deposits for the periods presented:

Average Deposits and Rates Paid

	2010		2009		2008	
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
			(Dollars in thousands)			
Noninterest-bearing deposits						
Demand deposits	$39,564	0.00%	$37,583	0.00%	$32,672	0.00%
Interest-bearing deposits						
Interest checking	9,239	0.36%	7,973	0.37%	9,213	0.49%
Savings	718	0.47%	699	0.47%	792	0.57%
Money market accounts	146,788	1.21%	93,177	1.87%	38,586	1.84%
Certificates of deposit	229,496	2.75%	246,291	3.61%	219,480	4.52%
	$425,805		$385,723		$300,743	

As of December 31, 2010, deposits were $426.9 million, a $4.7 million increase over December 31, 2009 deposits of $422.1 million. Average deposits increased 10.4% or $40.1 million compared to average deposits for the year ended December 31, 2009. Average money market accounts increased 15.9% or $53.6 million to $146.8 million from $93.2 million for the comparable period in 2009. Average certificates of deposit decreased $16.8 million for the year to $229.5 million. Included in the certificates of deposit are $29.2 million (6.8% of total deposits) in brokered deposits at an average cost of 2.17%. We used brokered deposits to extend the maturity of our certificates of deposit to assist in our interest rate risk management.

As of December 31, 2009, deposits were $422.1 million, an $87.8 million increase over December 31, 2008 deposits of $334.3 million. Average deposits increased 29.9% or $80.1 million compared to average deposits for the year ended December 31, 2008. Average money market accounts increased 141.5% or $54.6 million to $93.2 million from $38.6 million for the comparable period in 2008. Average certificates of deposit grew $26.8 million for the year to $246.3 million. Included in the certificates of deposit are $34.8 million (8.2% of total deposits) in brokered deposits at an average cost of 2.09%.

The following table is a summary of the maturity distribution of certificates of deposit equal to or greater than $100,000 as of December 31, 2009:

	Maturities of Certificates of Deposit of $100,000 and Greater				
	Within Three Months	Three to Twelve Months	Over One Year	Total	Percent of Total Deposits
		(Dollars in thousands)			
At December 31, 2010	$11,258	$61,815	$66,354	$139,427	32.7%

Borrowings

At December 31, 2010, 2009 and 2008, our borrowings and the related weighted average interest rate were as follows:

	2010		2009		2008	
	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate	Amount	Weighted-Average Rate
			(Dollars in thousands)			
Federal funds purchased	$0	0.00%	$0	0.00%	$952	3.66%
Repurchase agreements	1,077	0.50%	1,365	0.44%	2,482	1.31%
Federal Home Loan Bank advances	55,000	3.01%	50,000	3.76%	49,385	3.79%
Subordinated debt	7,155	1.91%	7,155	3.72%	7,155	5.38%
	$63,232		$58,520		$59,974	

We have various lines of credit available from certain of our correspondent banks in the aggregate amount of $29.5 million. These lines of credit, which bear interest at prevailing market rates, permit us to borrow funds in the overnight market, and are renewable annually.

Interest Rate Sensitivity

The most important element of asset/liability management is the monitoring of the Company's sensitivity to interest rate movements. The income stream of the Company is subject to risk resulting from interest rate fluctuations to the extent there is a difference between the amount of the Company's interest earning assets and the amount of interest bearing liabilities that are prepaid, mature or repriced in specific periods. Our goal is to maximize net interest income within acceptable levels of risk to changes in interest rates. We seek to meet this goal by influencing the maturity and re-pricing characteristics of the various lending and deposit taking lines of business and by managing discretionary balance sheet asset and liability portfolios.

We monitor interest rate levels on a daily basis at meetings of the Asset/Liability Sub-Committee. The following reports and/or tools are used to assess the current interest rate environment and its impact on our earnings and liquidity: monthly and year to date net interest margin and spread calculations, monthly and year to date balance sheet and income statements versus budget, quarterly net portfolio value analysis, a weekly survey of rates offered by other local competitive institutions and GAP analysis (matching maturities or repricing dates of interest sensitive assets to those of interest sensitive liabilities by periods) and a Risk Manager model used to measure earnings at risk and economic value of equity at risk.

The data in the following table reflects repricing or expected maturities of various assets and liabilities. The gap analysis represents the difference between interest-sensitive assets and liabilities in a specific time interval. Interest sensitivity gap analysis presents a position that existed at one particular point in time, and assumes that assets and liabilities with similar repricing characteristics will reprice at the same time and to the same degree.

	December 31, 2010						
	1 to 90 Days	90 Days to 1 Year	Total 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	(Dollars in thousands)						
Earning Assets:							
Total Loans Excluding Nonaccrual	$86,048	$60,229	$146,277	$90,078	$103,871	$40,463	$380,689
Investment securities	2,455	2,493	4,948	17,839	18,270	48,098	89,155
Federal funds sold	26,002	-	26,002	-	-	-	26,002
Total rate sensitive assets	$114,505	$62,722	$177,227	$107,917	$122,141	$88,561	$495,846
Cumulative totals	114,505	177,227	177,227	285,144	407,285	495,846	
Interest-Bearing Liabilities:							
Interest checking	$9,826	$ -	$9,826	$ -	$ -	$ -	$9,826
Money market accounts	145,281	-	145,281	-	-	-	145,281
Savings deposits	796	-	796	-	-	-	796
Certificates of deposit:	26,639	64,833	91,472	72,126	66,990	-	230,588
Federal funds purchased	-	-	-	-	-	-	-
FHLB borrowing	-	5,000	5,000	25,000	15,000	10,000	55,000
Sub Debt	-	-	-	-	2,000	-	2,000
Trust preferred	5,155	-	5,155	-	-	-	5,155
Other liabilities	1,077	-	1,077	-	-	-	1,077
Total rate sensitive liabilities	188,774	74,833	253,781	122,126	98,990	20,000	494,897
Cumulative totals	$188,774	$263,607	$263,607	$385,733	$484,723	$504,723	
Interest sensitivity gap	($74,269)	($12,111)	($76,554)	($14,209)	$23,151	$68,561	
Cumulative interest sensitivity gap	($74,269)	($86,380)	($86,380)	($100,589)	($77,438)	-$8,877	
Cumulative interest sensitive gap as a percentage of earning assets	-15.0%	-17.4%	-17.4%	-20.3%	-15.6%	-1.8%	
Ratio of cumulative rate sensitive assets to cummulative rate sensitive liabilities	60.7%	67.2%	67.2%	73.9%	84.0%	98.2%	

Capital Resources and Dividends

We have an ongoing strategic objective of maintaining a capital base that supports the pursuit of profitable business opportunities, provides resources to absorb risk inherent in our activities and meets or exceeds all regulatory requirements.

The Federal Reserve Board has established minimum regulatory capital standards for bank holding companies and state member banks. The regulatory capital standards categorize assets and off-balance sheet items into four categories that weight balance sheet assets according to risk, requiring more capital for holding higher risk assets. At December 31, 2010 and 2009, our Tier 1 leverage ratio (Tier 1 capital to average total assets) was 9.04% and 10.01% respectively with the minimum regulatory ratio to be well capitalized at 5.00%. Tier 1 risk based capital ratios at December 31, 2010 and 2009 were 12.08% and 12.36% respectively with the minimum regulatory ratio to be well capitalized at 6.00%. Total risk based capital to risk weighted assets at December 31, 2010 and 2009 were 13.74% and 14.09% respectively with the minimum regulatory ratio to be well capitalized at 10.00%. Our capital structure exceeds regulatory guidelines established for well capitalized institutions, which affords us the opportunity to take advantage of business opportunities while ensuring that we have the resources to protect against risk inherent in our business.

	December 31,		
	2010	2009	2008
	(Dollars in thousands)		
Tier 1 capital:			
Common stock	$11,885	$11,885	$11,885
Retained earnings	20,469	23,275	23,339
Total equity	32,354	35,160	35,224
Trust preferred stock	10,523	10,394	-
Warrants	661	661	-
Trust preferred debt	5,155	5,155	5,155
Total Tier 1 capital	48,693	51,370	40,379
Tier 2 capital:			
Allowance for loan losses	5,114	5,192	4,797
Subordinated debt	1,600	2,000	2,000
Total Tier 2 capital	6,714	7,192	6,797
Total risk-based capital	55,407	$58,562	$47,176
Risk-weighted assets	$403,203	$415,747	$380,070
Capital ratios:			
Tier 1 leverage ratio	9.04%	10.01%	9.62%
Tier 1 risk based capital	12.08	12.36	10.62
Total risk based capital	13.74	14.09	12.41
Tangible equity to assets	6.20	6.80	8.16

Liquidity

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, short-term investments, securities classified as available for sale as well as loans and securities maturing within one year. As a result of our management of liquid assets and the ability to generate liquidity through liability funding, management believes we maintain overall liquidity sufficient to satisfy our depositors' requirements and meet our clients' credit needs.

We also maintain additional sources of liquidity through a variety of borrowing arrangements. The Bank maintains federal funds lines with a large regional money-center banking institution and a local community bankers bank. These available lines currently total approximately $29.5 million, of which there were no outstanding draws at December 31, 2010.

We have a credit line at the Federal Home Loan Bank of Atlanta in the amount of approximately $67.0 million which may be utilized for short and/or long-term borrowing. Advances from the Federal Home Loan Bank totaled $55.0 million at December 31, 2010.

At December 31, 2010, cash, federal funds sold, short-term investments, securities available for pledge or sale and available lines were 36.1% of total deposits.

ITEM 8. FINANCIAL STATEMENTS

The following 2010 Financial Statements of First Capital Bancorp, Inc. are included after the signature pages to this Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Financial Condition December 31, 2010 and 2009
Consolidated Statements of Income for the Years Ended December 31, 2010 and 2009
Consolidated Statements of Stockholders' Equity and Comprehensive Income
for the Years Ended December 31, 2010 and 2009
Consolidated Statements of Cash Flows for the Years ended December 31, 2010 and 2009
Notes to Consolidated Financial Statements

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no changes in or disagreements with accountants on accounting and financial disclosure during the last fiscal year.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2010 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. Based on our assessment, we believe that, as of

December 31, 2010, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT.

Audit Committee Financial Expert. The applicable information contained in the section captioned "Proposal No. 1 – Election of Directors – Audit Committee" in the definitive proxy statement for the Annual Meeting of Stockholders to be held on May 18, 2011 (the "Proxy Statement") is incorporated herein by reference.

Code of Ethics. The Bank has adopted (i) A Banker's Professional Code of Ethics, and (ii) a Code of Conduct and Conflict of Interest, both of which are applicable to its principal executive officer, principal financial officer and principal accounting officer or controller. The codes are filed as exhibits to this Report on Form 10-K.

The information contained under the section captioned "Proposal No. 1– Election of Directors" in the Proxy Statement is incorporated herein by reference.

Additional information concerning executive officers is included in the Proxy Statement in the section captioned "Proposal No. 1 – Election of Directors - Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION.

The information contained in the section captioned "Proposal No. 1 – Election of Directors – Executive Compensation" in the Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

(a) Security Ownership of Certain Beneficial Owners

Information required by this item is incorporated herein by reference to the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement.

(b) Security Ownership of Management

Information required by this item is incorporated herein by reference to the chart in the section captioned "Voting Securities and Principal Stockholders" in the Proxy Statement.

(c) Management of First Capital Bancorp, Inc. knows of no arrangements, including any pledge by any person of securities of the First Capital Bancorp, Inc., the operation of which may at a subsequent date result in a change in control of First Capital Bancorp, Inc.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this item is incorporated herein by reference to the section captioned "Proposal No. 1 - Election of Directors – Certain Relationships and Related Transactions" in the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information contained in the sections captioned "2010 Audit Committee Report" and "Proposal No. 3 – Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS.

The following exhibits are filed as part of this Form 10-K

No. Description

2.1 Agreement and Plan of Reorganization dated as of September 5, 2006, by and between First Capital Bancorp, Inc. and First Capital Bank (incorporated by reference to Exhibit 2.1 of Form 8-K 12 g-3 filed on September 12, 2006).

3.1 Articles of Incorporation of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.1 of Form 10-QSB filed on November 13, 2006).

3.2 Amended and Restated bylaws of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 3.2 of Form 8-K filed on May 22, 2007).

3.4 Articles of Amendment to the Company's Articles of Incorporation, increasing the number of authorized shares of Common Stock to 30,000,000 (incorporated by reference to Exhibit 3.1 of Form 8-K filed on June 3,2010).

3.3 Articles of Amendment to the Company's Articles of Incorporation, designating the terms of the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 3.1 of Form 8-K filed on April 6, 2009).

4.1 Specimen Common Stock Certificate of First Capital Bancorp, Inc. (incorporated by reference to Exhibit 4.1 of Form SB-2 filed on March 16, 2007.

4.2 Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference to Exhibit 4.1 of Form 8-K filed on April 6, 2009).

4.3 Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.2 of Form 8-K filed on April 6, 2009).

10.1 2000 Stock Option Plan (formerly First Capital Bank 2000 Stock Option Plan) (incorporated by reference to Exhibit 10.1 to Amendment No.1 to Form SB-2 filed on April 26, 2007). *

10.2 Amended and Restated Employment Agreement dated December 31, 2008, between First Capital Bank and Robert G. Watts, Jr. (incorporated by reference to Exhibit 10.2 of Form 10-K filed on March 31, 2009).*

10.3 Amended and Restated Change in Control Agreement dated September 15, 2006, between First Capital Bank and William W. Ranson (incorporated by reference to Exhibit 10.3 of Amendment No.1 to Form SB-2 filed on April 26, 2007).*

10.4 Employment Agreement dated December 31, 2008, between First Capital Bancorp. Inc. and John M. Presley (incorporated by reference to Exhibit 10.4 of Form 10-K filed on March 31, 2009).*

10.5 Change in Control Agreement dated April 14, 2009, between First Capital Bank and K. Bradley Hildebrandt (incorporated by reference to Exhibit 10.4 of Form 8-K filed on April 16, 2009).*

10.6 Form of Change in Control Agreement dated April 1, 2009, between First Capital Bank and each of William D. Bein, Katherine K. Wagner, Richard McNeil, Ralph Ward, Jr., James E. Sedlar and Barry P. Almond (incorporated by reference to Exhibit 10.6 of Form 10-Q filed on August 14, 2009). *

10.7 Letter Agreement, dated as of April 3, 2009, by and between First Capital Bancorp, Inc., and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.1 in Form 8-K filed on April 6, 2009).

10.8 Side Letter Agreement dated April 3, 2009, by and between First Capital Bancorp, Inc. and the U.S. Department of Treasury (incorporated by reference to Exhibit 10.2 of Form 8-K filed on April 6, 2009).

10.9 Form of Waiver (incorporated by reference to Exhibit 10.3 of Form 8-K filed on April 6, 2009).

10.10 Form of Waiver (incorporated by reference to Exhibit 10.4 of Form 8-K filed on April 6, 2009).

10.11 2010 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 of Form S-8 filed on September 3, 2010).

10.12 Split Dollar Life Insurance Agreement dated as of February 1, 2011, by and between First Capital Bancorp, Inc. and Gary A. Armstrong*

10.13 Supplemental Executive Retirement Plan Agreement dated as of February 1, 2011, by and between First Capital Bancorp, Inc. and Gary L. Armstrong*

21.1 List of Subsidiaries (incorporated by reference to Exhibit 21.1 of Form SB-2 filed on March 16, 2007).

23.1 Consent of Cherry, Bekaert & Holland, L.L.P., independent registered public accounting firm.

24 Power of Attorney (included on signature page).

31.1 Certification of John M. Presley, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2010.

31.2 Certification of William W. Ranson, Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated March 31, 2010.

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1 A Banker's Professional Code of Ethics as adopted by First Capital Bank (incorporated by reference to Exhibit 99.1 of Form 10-KSB/A filed on June 13, 2007).

99.2 Code of Conduct and Conflict of Interest as adopted by First Capital Bank (incorporated by reference to Exhibit 99.2 of Form 10-KSB/A filed on June 13, 2007).

99.3 Certification of John M. Presley Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

99.4 Certification of William W. Ranson Pursuant to the Emergency Economic Stabilization Act of 2008, as amended by the American Recovery and Reinvestment Act of 2009.

* Management contract or compensation plan or arrangement.

Exhibits to Form 10-K; Financial Information

A copy of any of the exhibits to this Report on Form 10-K and copies of any published annual or quarterly reports will be furnished without charge to the stockholders as of the record date, upon written request to William W. Ranson, Senior Vice President & Chief Financial Officer, 4222 Cox Road, Glen Allen, Virginia 23060.

Annual Stockholders' Meeting

The Annual Meeting of stockholders will be held at 4:30 p.m. on Wednesday, May 18, 2011 at Hilton Richmond Hotel & SPA/Short Pump, 12042 West Broad Street, Richmond, Virginia.

Exhibit 31.1

I, John M. Presley, certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have;

a. designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, and I have identified for the Company's auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2011

/s/ John M. Presley
John M. Presley
Managing Director and Chief Executive Officer

Exhibit 31.2

I, William W. Ranson, certify that:

1. I have reviewed this annual report on Form 10-K of the Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Bank as of, and for, the periods presented in this annual report;

4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have;

   a. designed such disclosure controls and procedures to ensure that material information relating to the Company is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b. evaluated the effectiveness of the Company's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions);

   a. all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize, and report financial data, and I have identified for the Company's auditors any material weaknesses in internal controls; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls; and

6. The Company's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2011

/s/ William W. Ranson
William W. Ranson
Senior Vice President
and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C.SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Each of the undersigned hereby certifies that this Annual Report on Form 10-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of First Capital Bancorp, Inc.

Date: March 31, 2011

By: /s/ John M. Presley.
John M. Presley
Managing Director and Chief
Executive Officer

By: /s/ William W. Ranson
William W. Ranson
Senior Vice President and CFO
(Principal Accounting and
Financial Officer)

Exhibit 99.3

Certification of Chief Executive Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, John M. Presley, Managing Director and CEO (Principal Executive Officer) certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury and ending with the last day of the TARP recipient's fiscal year containing that date (the applicable period), the senior executive officer (SEO) compensation plans and the employee compensations plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc., and during that same applicable period has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee.

(vi) First Capital Bancorp, Inc. has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next most highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established there under during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(ix) The board of directors of First Capital Bancorp, Inc. has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury; this policy has been provided to Treasury and its primary regulatory agency; First Capital Bancorp, Inc. and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc. or the compensation committee of First Capital Bancorp, Inc. has engaged during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments;

(xv) First Capital Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Date: March 31, 2011

/s/ John M. Presley
John M. Presley
Managing Director & CEO

Exhibit 99.4

Certification of Principal Financial Officer
Pursuant to Section 111(b)(4) of the
Emergency Economic Stabilization Act of 2008

UST Sequence Number 444

I, William W. Ranson, Senior Vice President & CFO (Principal Financial Officer) certify, based on my knowledge, that:

(i) The compensation committee of First Capital Bancorp, Inc. has discussed, reviewed, and evaluated with senior risk officers at least every six months during the period beginning on the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury and ending with the last day of the TARP recipient's fiscal year containing that date (the applicable period), the senior executive officer (SEO) compensation plans and the employee compensations plans and the risks these plans pose to First Capital Bancorp, Inc.;

(ii) The compensation committee of First Capital Bancorp, Inc. has identified and limited during the applicable period any features of the SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc., and during that same applicable period has identified any features of the employee compensation plans that pose risks to First Capital Bancorp, Inc. and has limited those features to ensure that First Capital Bancorp, Inc. is not unnecessarily exposed to risks;

(iii) The compensation committee has reviewed, at least every six months during the applicable period, the terms of each employee compensation plan and identified any features of the plan that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee, and has limited any such features;

(iv) The compensation committee of First Capital Bancorp, Inc. will certify to the reviews of the SEO compensation plans and employee compensation plans required under (i) and (iii) above;

(v) The compensation committee of First Capital Bancorp, Inc. will provide a narrative description of how it limited during any part of the most recently completed fiscal year that included a TARP period the features in

(A) SEO compensation plans that could lead SEOs to take unnecessary and excessive risks that could threaten the value of First Capital Bancorp, Inc.

(B) Employee compensation plans that unnecessarily expose First Capital Bancorp, Inc. to risks; and

(C) Employee compensation plans that could encourage the manipulation of reported earnings of First Capital Bancorp, Inc. to enhance the compensation of an employee.

(vi) First Capital Bancorp, Inc. has required that bonus payments, as defined in the regulations and guidance established under section 111 of EESA (bonus payments), of the SEOs and twenty next most highly compensated employees be subject to a recovery or "clawback" provision during any part of the most recently completed fiscal year that was a TARP period if the bonus payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria;

(vii) First Capital Bancorp, Inc. has prohibited any golden parachute payment, as defined in the regulations and guidance established under section 111 of EESA, to a SEO or any of the next five most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(viii) First Capital Bancorp, Inc. has limited bonus payments to its applicable employees in accordance with section 111 of EESA and the regulations and guidance established there under during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(ix) The board of directors of First Capital Bancorp, Inc. has established an excessive or luxury expenditures policy, as defined in the regulations and guidance established under section 111 of EESA, by the later of September 14, 2009, or ninety days after the closing date of the agreement between the TARP recipient and Treasury; this policy has been provided to Treasury and its primary regulatory agency; First Capital Bancorp, Inc. and its employees have complied with this policy during the applicable period; and any expenses that, pursuant to this policy, required approval of the board of directors, a committee of the board of directors, an SEO, or an executive officer with a similar level of responsibility were properly approved;

(x) First Capital Bancorp, Inc. will permit a non-binding shareholder resolution in compliance with any applicable federal securities rules and regulations on the disclosures provided under the federal securities laws related to SEO compensation paid or accrued during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xi) First Capital Bancorp, Inc. will disclose the amount, nature, and justification for the offering during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date of any perquisites, as defined in the regulations and guidance established under section 111 of EESA, whose total value exceeds $25,000 for any employee who is subject to the bonus payment limitations identified in paragraph (viii);

(xii) First Capital Bancorp, Inc. will disclose whether First Capital Bancorp, Inc., the board of directors of First Capital Bancorp, Inc. or the compensation committee of First Capital Bancorp, Inc. has engaged during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date, a compensation consultant; and the services the compensation consultant or any affiliate of the compensation consultant provided during this period;

(xiii) First Capital Bancorp, Inc. has prohibited the payment of any gross-ups, as defined in the regulations and guidance established under section 111 of EESA, to the SEOs and the next twenty most highly compensated employees during the period beginning on the later of the closing date of the agreement between the TARP recipient and Treasury or June 15, 2009 and ending with the last day of the TARP recipient's fiscal year containing that date;

(xiv) First Capital Bancorp, Inc. has substantially complied with all other requirements related to employee compensation that are provided in the agreement between First Capital Bancorp, Inc. and Treasury, including any amendments;

(xv) First Capital Bancorp, Inc. has submitted to Treasury a complete and accurate list of the SEOs and the twenty next most highly compensated employees for the current fiscal year and the most recently completed fiscal year, with the non-SEOs ranked in descending order of level of annual compensation, and with the name, title, and employer of each SEO and most highly compensated employee identified; and

(xvi) I understand that a knowing and willful false or fraudulent statement made in connection with this certification may be punished by fine, imprisonment, or both.

Dated March 31, 2011

/s/ William W. Ranson
William W. Ranson
Senior Vice President & Chief
Financial Officer

SIGNATURE

The undersigned hereby appoint John M. Presley and William W. Ranson and each of them, as attorneys and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, any and all exhibits and amendments to this 10-K, and any and all instruments and other documents to be filed with the Securities and Exchange Commission pertaining to this 10-K, with full power and authority to do and perform any and all acts and things whatsoever requisite or desirable.

FIRST CAPITAL BANCORP, INC.

Date: March 31, 2011

By: /s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer

Pursuant to the requirements of Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant, in the capacities and on the dates indicated.

Date: March 31, 2011

/s/ John M. Presley
John M. Presley.
Managing Director and Chief Executive Officer and Director

Date: March 31, 2011

/s/ Robert G. Watts, Jr.
Robert G. Watts, Jr.
President and Director

Date: March 31, 2011

/s/ William W. Ranson
William W. Ranson
Senior Vice President and CFO
(Principal Accounting and Financial Officer)

Date: March 31, 2011

/s/ Gerald Blake
Gerald Blake, Director

Date: March 31, 2011

/s/ Grant S. Grayson
Grant S. Grayson, Director

Date: March 31, 2011	/s/ Yancey S. Jones Yancey S. Jones, Director
Date: March 31, 2011	/s/ Joseph C. Stiles, Jr. Joseph C. Stiles, Jr., Director
Date: March 31, 2011	/s/ Richard W. Wright Richard W. Wright, Director
Date: March 31, 2011	/s/ Gerald H. Yospin Gerald H. Yospin, Director
Date: March 31, 2011	/s/ Debra L. Richardson Debra L. Richardson, Director

Exhibit 10.12

FIRST CAPITAL BANCORP

SPLIT DOLLAR LIFE INSURANCE AGREEMENT

Insurer: Gary L. Armstrong

Policy Number:

Initial Face Amount of the Policy: $1,000,000

Life Insurance Death Benefit Payable to Beneficiary: $250,000

This Split Dollar Life Insurance Agreement ("Agreement") is made and entered into by and between First Capital Bancorp (the "Company") and Gary Armstrong (the "Insured").

The purpose of this Agreement is for the Company to assist the Insured in establishing a life insurance program. To do so, the Company has purchased a policy on the life of the Insured, as referenced above. The Respective rights and duties of the Company and the Insured in the above-referenced policy shall be pursuant to the terms set forth below:

DEFINITIONS

Premium as used in this Agreement shall mean that planned periodic premium selected by the parties subject to the Insurer's minimum premium requirements.

Death Proceeds as used in this Agreement shall mean the Face Amount minus the Company's interest in the policy's death proceeds, which is the greater of premiums paid or cash values;

Cash Value as used in this Agreement shall mean:

For Purposes Of Policy Surrender: The Cash Surrender Value as that term is defined in the policy contract.

For Purposes Of Policy Transfer Of The Entire Contract Or An Undivided Interest Therein From the Company To The Insured: The Cash Value (accumulation value or policy account value) shall be the life insurance contract's fair market value as defined in Treasury Regulation Section 1.61-22(g)(2), which is the policy cash value and the value of all other rights under the contract (including any supplemental agreements thereto and whether or not guaranteed), other than the value of current life insurance protection.

For Purposes Of Measuring Premium Payments And Obligations: The Policy's Accumulation Value or Policy Account Value as that term is described in the policy contract.

The respective rights and duties of the Company and the Insured in the subject policy shall be as defined in the following numbered Articles:

I. POLICY TITLE AND OWNERSHIP

Title and ownership shall reside in the Company for its use and for the use of the Insured all in accordance with this Agreement. The Company may, to the extent of its interest, exercise the right to borrow or withdraw upon the policy cash values.

II. BENEFICIARY DESIGNATION RIGHTS

The Insured shall have the right and power to designate a beneficiary or beneficiaries to receive his/her share of the proceeds payable on his/her death and to elect and change a payment option for such beneficiaries but subject to any right or interest the Company may have in such proceeds as provided in this Agreement.

III. PREMIUM PAYMENT METHOD

Premiums shall be paid annually as of the date of issue and upon each subsequent premium due date. The Company pays the entire premium and the Insured recognizes the plan's economic benefit as taxable income.

IV. DIVISION OF DEATH PROCEEDS OF POLICY

The division of death proceeds of the policy is as follows:

A. The Company shall be entitled to an amount equal to the cumulative premiums paid as of the date of death or, if greater, the policy's cash value determined as of the date to which premiums are paid, less any indebtedness, and interest on such indebtedness determined as of the date of death. Such cash value shall include any outstanding dividend accumulations or cash value of any paid-up additions and any postmortem dividends determined as of the date of death.

B. The Insured's beneficiary, designated in accordance with Article II, shall be entitled to the remainder of such proceeds.

C. The Company and Insured's beneficiary, shall share in any interest due on the death proceeds as their respective share of the proceeds as above-defined bears to the total proceeds excluding any such interest.

D. Where there is a refund of unearned premium as provided in the contract of insurance, any refund shall be apportioned as follows:

1. Where the Insured has contributed to the policy premium at the last required premium interval, the refund of unearned premiums shall be divided between the Company and the Insured (or his/her assignee) as their respective share of the premium payment obligation bears to the total required for such interval.

2. Where the Insured has not contributed to the premium at the last required premium interval, the refund of unearned premium shall be refunded in total to the Company.

V. DIVISION OF THE CASH SURRENDER VALUE OF THE POLICY

If the policy is surrendered while this Agreement is in effect, the Company shall be entitled to an amount equal to the policy's cash value, determined as of the date to which premiums are paid less any indebtedness and interest on such indebtedness determined as of the date of surrender. Such cash value shall include any outstanding dividend accumulations or cash value of any paid-up additions determined as of the date of surrender.

VI. NONFORFEITURE DEATH PROCEEDS

The Company's share of death proceeds payable on the Insured's death while the policy is in force under any of its nonforfeiture provisions shall be an amount equal to the excess, if any, of the Company's share of the policy's net cash value over any indebtedness against the policy at insured's death. The designated beneficiary shall be entitled to any remainder of such proceeds.

VII. NONFORFEITURE CASH VALUE

The Company's share of the cash value payable on surrender of the policy while it is in force under any of its nonforfeiture provisions shall be an amount equal to the net cash value at date of surrender. Insured (or his/her assignee) shall be entitled to any remainder of such cash value.

VIII. PREMIUM WAIVER

If the policy contains a premium waiver provision, any premium waived shall be considered for all purposes of this Agreement as having been paid by the Company.

IX. RIGHTS OF PARTIES WHERE POLICY ANNUITY ELECTION EXISTS

In the event the subject policy involves an annuity element, the Company's right and interest in any annuity benefits, on expiration of the deferment period, shall be determined under the provisions of this Agreement by regarding the commuted value of such annuity benefits as the policy's net cash value. The Company's right and interest in annuity benefits shall be fulfilled at the end of the annuity deferment period under either the policy proper or under its settlement provisions. As contemplated herein, an annuity policy shall be considered to mature for its commuted value on the specific date stated in the policy on which benefits become payable or on a date elected by the Company pursuant to the terms of the policy.

X. TERMINATION OF AGREEMENT

This Agreement shall terminate upon the Insured's involuntary termination of employment for Cause. For purposes of this Agreement, "Cause" shall have the same meaning as defined in the Insured's Supplemental Executive Retirement Plan Agreement with the Company.

Upon such termination, Insured (or his/her assignee) shall have a 90-day option to receive from the Company an absolute assignment of the policy in consideration of a cash payment to the Company, whereupon this Agreement shall terminate. Such cash payment shall be the greater of the Company's share of the cash value of the policy on the date of such assignment as defined in this Agreement or the amount of the premiums which have been paid by the Company prior to the date of such assignment.

Should Insured fail to exercise the option within the prescribed 90-day period, Insured agrees that the subject policy will be surrendered to the Insurer and the proceeds distributed to the Company as prescribed herein.

XI. INSURED OR ASSIGNEE'S ASSIGNMENT RIGHTS

Insured may, at any time, assign to any individual, trust or other organization all right, title and interest in the subject policy and all rights, options, privileges and duties created under this Agreement.

XII. AGREEMENT BINDING UPON PARTIES

This Agreement shall bind the Insured and the Company, their heirs, successors, personal representatives and assigns.

XIII. ERISA PROVISIONS

The following provisions are part of this Agreement and are intended to meet the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"):

A. Named Fiduciary and Plan Administrator.

The "Named Fiduciary and Plan Administrator" of this Split Dollar Agreement shall be the Company. As Named Fiduciary and Plan Administrator, the Company shall be responsible for the management, control, and administration of this Split Dollar Agreement as established herein. The Named Fiduciary may delegate to others certain aspects of the management and operation responsibilities of the Plan, including the employment of advisors and the delegation of any ministerial duties to qualified individuals.

B. Funding Policy.

The funding policy for this Split Dollar Agreement shall be to maintain the subject policy in force by paying, when due, all premiums required.

C. Basis of Payment of Benefits.

Direct payment by the Insurer is the basis of payment of benefits under this Agreement, with those benefits in turn being based on the payment of premiums as provided in this Agreement.

D. Claim Procedure.

Claim forms or claim information as to the subject policy can be obtained by contacting the Company. When the Named Fiduciary has a claim which may be covered under the provisions described in the insurance policy, they should contact the office named above, and they will either complete a claim form and forward it to an authorized representative of the Insurer or advise the named Fiduciary what further requirements are necessary. The Insurer will evaluate and make a decision as to payment. If the claim is payable, a benefit check will be issued in accordance with the terms of this Agreement.

In the event that a claim is not eligible under the policy, the Insurer will notify the Named Fiduciary of the denial pursuant to the requirements under the terms of the policy. If the Named Fiduciary is dissatisfied with the denial of the claim and wishes to contest such claim denial, they should contact the office named above and they will assist in making an inquiry to the Insurer. All objections to the Insurer's actions should be in writing and submitted to the office named above for transmittal to the Insurer.

XIV. AMENDMENT

This Agreement may be amended at any time and from time to time by a written instrument executed by the Insured and the Company.

XV. INSURANCE COMPANY NOT A PARTY TO AGREEMENT

The Insurer shall not be deemed a party to this Agreement but will respect the rights of the parties as herein developed upon receiving an executed copy of this Agreement. Payment or other performance of its contractual obligations in accordance with the policy provisions shall fully discharge the Insurer for any and all liability.

XVI. EFFECT OF INSURED'S SUICIDE

In the event Insured's death occurs within two (2) years of the execution date of this Agreement and the Insured's death is determined to have been caused by self-inflicted suicide, then in such event, no death benefits of whatever nature, shall be payable to Insured's beneficiary under this Agreement.

XVII. APPLICABLE LAW

This Agreement shall be subject to and construed under the laws of the Commonwealth of Virginia.

IN WITNESS WHEREOF, the Company and the Insured have duly executed this Agreement on this 1st day of February, 2011.

* * * * * * * * * * * * * * *

FIRST CAPITAL BANCORP

By: John M. Presley

INSURED

By: /s/ Gary Armstrong
Gary L. Armstrong

Exhibit 10.13

FIRST CAPITAL BANCORP

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN AGREEMENT

FOR

GARY L. ARMSTRONG

Effective February 1, 2011

INTRODUCTION

This Supplemental Executive Retirement Plan Agreement (the "Agreement") is between First Capital Bancorp (the "Company") and Gary L.Armstrong (the "Participant"), and is effective February 1, 2011.

The Company desires to provide an unfunded, nonqualified supplemental retirement benefit to the Participant, who is a select management and highly compensated employee who contributes materially to the long-term stability and financial success of the Company. Benefits under this Agreement are intended to supplement benefits under the Company's tax-qualified retirement plan. The Board has determined that the benefits to be paid to the Participant constitute reasonable compensation for the services to be rendered by the Participant.

ARTICLE I

DEFINITIONS

The following phrases or terms have the indicated meanings:

1.01 Beneficiary. The person, persons, entity, entities or the estate of a Participant entitled to receive benefits under the Agreement in accordance with a properly completed beneficiary designation form. If a Participant fails to complete a beneficiary designation form, or the form is incomplete, Beneficiary means the Participant's surviving spouse if he is married as of his date of death; otherwise, the Participant's estate. A Participant may amend or change his Beneficiary designation in accordance with procedures established by the Board.

1.02 Board. The Board of Directors of the Company.

1.03 Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Company, which determination shall be binding. Notwithstanding the foregoing, if "Cause" is defined in an employment agreement between the Insured and the Company, "Cause" shall have the meaning assigned to it in such agreement.

1.04 Committee. The Compensation Committee of the Company's Board of Directors, or such other Committee of the Board as may be delegated with the duty of administering and determiningParticipant eligibility under the Agreement.

1.05 Code. The Internal Revenue Code of 1986, as amended.

106 Company. First Capital Bankcorp and its successors and assigns.

1.07 Disability. A Participant (i) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months, or (ii) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company.

1.08 Key Employee. Any Participant who, with respect to a publicly-traded company, is (i) one of the top-fifty most highly compensated officers with annual compensation in excess of $130,000 (as adjusted from time to time by Treasury regulations); (ii) a five percent owner of the Company; or (iii) a one percent owner of the Company with annual compensation in excess of $150,000 (as adjusted from time to time by Treasury regulations).

1.09 Retirement. Separation from service with the Company on or after age 65.

ARTICLE II
PARTICIPATION

A Participant's participation in the Agreement shall begin as of the date specified by the Committee. An individual shall remain a Participant until his designation as a Participant has been revoked or rescinded.

ARTICLE III
BENEFITS

3.01 Retirement Benefit. Upon Retirement, a Participant shall be entitled to a Retirement benefit equal to $250,000, payable in a single lump sum, except as otherwise provided in this Article III.

3.02 Timing of Payment. The payment of any benefit under this Article shall be made as of the first business day of the month following the date of the Participant's separation from service; provided, however, that payment to a Key Employee upon a separation from service other than for death shall not be made until the first business day of the seventh month following such separation.

3.03 Vesting. The Participant's Retirement benefit shall vest on the date the Participant attains age 60, provided the Participant remains in full-time employment with the Company on such date.

3.04 Involuntary Termination of Employment. If the Participant's employment is involuntarily terminated by the Company without Cause, the Participant shall become fully vested in and entitled to payment of the Retirement benefit.

3.05 Disability. If a Participant terminates employment with the Company due to Disability, he shall be entitled to receive his vested Retirement benefit as determined pursuant to the vesting schedule in Section 3.02.]

3.06 Death Benefits. In the event of a Participant's death prior to termination of employment, the Participant shall become fully vested in, and entitled to the payment of the Retirement benefit. Payment shall be made to the Participant's Beneficiary in a single lump sum commencing within 90 days following the Participant's death.

ARTICLE IV
GUARANTEES

The Company has only a contractual obligation to pay the benefits described in Article III. All benefits are to be satisfied solely out of the general corporate assets of the Company which shall remain subject to the claims of its creditors. No assets of the Company need be segregated or committed to the satisfaction of its obligations to any Participant or Beneficiary under this Agreement, although, in its sole discretion, the Company may segregate assets, in a trust or otherwise, for the purpose of paying benefits under the Agreement. If the Company, in its sole discretion, elects to purchase life insurance on the life of a Participant in connection with the Agreement, the Participant must submit to a physical examination, if required by the insurer, and otherwise cooperate in the issuance of such policy or his rights under the Agreement will be forfeited.

ARTICLE V
TERMINATION OF EMPLOYMENT

5.01 No Guarantee of Employment. The Agreement does not in any way limit the right of the Company at any time and for any reason to terminate the Participant's employment or such Participant's status as an eligible employee. In no event shall the Agreement, by its terms or by implication, constitute an employment contract of any nature whatsoever between the Company and a Participant.

5.02 Termination of Employment. A Participant whose employment with the Company is terminated with Cause shall immediately cease to be a Participant under this Agreement and shall forfeit all rights under this Agreement. A Participant on authorized leave of absence from the Company shall not be deemed to have terminated employment or lost his status as an eligible employee for the duration of such leave of absence, provided he returns to employment on or before the date of the end of the leave period.

ARTICLE VI
AMENDMENT OR TERMINATION OF PLAN

This Agreement may be amended or terminated only by a written instrument executed by both the Participant and the Company. The rights of the Company set forth in this Article VI are subject to the condition that the Board or its delegate shall take no action to terminate the Agreement or decrease the benefit that would become payable or is payable, as the case may be, with respect to a Participant who has become eligible for early, normal or postponed retirement under the Company's tax-qualified retirement plan. Upon the termination of this Agreement by the Board, the Agreement shall no longer be of any further force or effect, and neither the Company, nor the Participant shall have any further obligation or right under this Agreement. Likewise, the rights of any individual who was a Participant and whose designation as a Participant is revoked or rescinded by the Board shall cease upon such action.

ARTICLE VII
OTHER BENEFITS AND AGREEMENTS

The benefits provided for the Participant and his Beneficiary under the Agreement are in addition to any other benefits available to such Participant under any other plan or program of the Company for its employees, and, except as may otherwise be expressly provided for, the Agreement shall supplement and shall not supersede, modify or amend any other plan or program of the Company in which a Participant is participating.

ARTICLE VIII
RESTRICTIONS ON TRANSFER OF BENEFITS

No right or benefit under the Agreement shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge, and any attempt to do so shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities, or torts of the person entitled to such benefit. If the Participant or Beneficiary under the Agreement should attempt to anticipate, alienate, sell, assign, pledge, encumber or charge any right to a benefit hereunder, then such right or benefit, in the discretion of the Board, shall cease and terminate, and, in such event, the Board may hold or apply the same or any part thereof for the benefit of such Participant or Beneficiary, his or her spouse, children, or other dependents, or any of them, in such manner and in such portion as the Board may deem proper.

ARTICLE IX
ADMINISTRATION OF THE PLAN

9.01 General. The Agreement shall be administered by the Committee, in its sole and complete discretion. Subject to the provisions of the Agreement, the Committee may adopt such rules and regulations as may be necessary to carry out the purposes hereof. The Committee's interpretation and construction of any provision of the Agreement shall be final and conclusive. The Committee in its sole discretion may delegate ministerial duties with respect to the administration of the Agreement to employees of the Company or to third parties.

9.02 Indemnification of the Board. The Company shall indemnify and save harmless each member of the Committee against any and all expenses and liabilities arising out of membership on the Committee related to any shareholder or similar action involving the Agreement, excepting only expenses and liabilities arising out of a member's own willful misconduct. Expenses against which a member of the Committee shall be indemnified hereunder shall include without limitation, the amount of any settlement or judgment, costs, counsel fees, and related charges reasonably incurred in connection with a claim asserted, or a proceeding brought or settlement thereof. The foregoing right of indemnification shall be in addition to any other rights to which any such member may be entitled.

9.03 Powers of the Board. In addition to the powers hereinabove specified, the Committee shall have the power to compute and certify the amount and kind of benefits from time to time payable to Participants and their Beneficiaries under the Agreement, to authorize all disbursements for such purposes, and to determine whether a Participant is entitled to a benefit under Agreement section 3.01.

9.04 Information. To enable the Committee to perform its functions, the Company shall supply full and timely information to the Committee on all matters relating to the compensation of all Participants, their retirement, death or other cause for termination of employment, and such other pertinent facts as the Committee may require.

9.05 Claims Procedure. All claims for benefits shall be in writing in a form satisfactory to the Committee. If the Committee wholly or partially denies a Participant's or Beneficiary's claim for benefits, the Board shall review the Participant's claim in accordance with applicable procedures described in the Employee Retirement Income Security Act of 1974.

9.06 Notice Requirement.

Any notice which shall be or may be given under the Agreement shall be in writing and shall be mailed by United States mail, postage prepaid. If notice is to be given to the Company such notice shall be addressed, to the attention of the Secretary, at:

First Capital Bancorp

4222 Cox Road, Suite 200

Glen Allen, Virginia 23060

If notice is to be given to a Participant, such notice shall be addressed to the Participant's last known address on the records of the Company.

9.07 Code Section 409A. To the extent applicable, this Agreement is intended to comply with Code Section 409A, and the Committee shall interpret and administer the Agreement in accordance therewith. In addition, any provision, including, without limitation, any definition, in this Agreement that is determined to violate the requirements of Code Section 409A shall be void and without effect and any provision, including without limitation, any definition, that is required to appear in this Agreement under Code Section 409A that is not expressly set forth shall be deemed to be set forth herein, and the Agreement shall be administered in all respects as if such provisions were expressly set forth. In addition, the timing of payment of the benefits provided for under this Agreement shall be revised as necessary for compliance with Code Section 409A.

ARTICLE X
MISCELLANEOUS

10.1 Binding Nature. The Agreement shall be binding upon the Company and its successors and assigns; subject to the powers set forth in Article VI, and upon the Participant, the Beneficiary, and either of their assigns, heirs, executors and administrators.

10.2 Governing Law. To the extent not preempted by federal law, the Agreement shall be governed and construed under the laws of the Commonwealth of Virginia (including its choice of law rules, except to the extent those rules would require the application of the law of a state other than Virginia) as in effect at the time of their adoption and execution, respectively.

10.03 Construction. Masculine pronouns wherever used shall include feminine pronouns and the use of the singular shall include the plural.

ARTICLE XI
ADOPTION

As evidence of its adoption of the Agreement, the Company and the Participant have caused this document to be signed this 1st day of February 2011.

FIRST CAPITAL BANCORP

By: /s/ John M. Presley

Its: Managing Director & CEO

PARTICIPANT

/s/ Gary Armstrong

By: Gary L. Armstrong

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Consolidated Financial Statements

For the Years Ended
December 31, 2010 and 2009

FIRST CAPITAL BANCORP, INC. AND SUBSIDIARY

Contents


CHERRY
BEKAERT&
HOLLAND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
And Stockholders
First Capital Bancorp, Inc.
Richmond, Virginia

We have audited the accompanying consolidated statements of financial condition of First Capital Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years then ended. The Company's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Capital Bancorp, Inc. and subsidiary as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Cherry, Bekaert & Holland, L.L.P.

Richmond, Virginia
March 30, 2011

PART 1 - FINANCIAL INFORMATION

Item 1 - Financial Statements

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Financial Condition

	December 31, 2010	December 31, 2009
ASSETS		
Cash and due from banks	$6,210,383	$7,919,612
Interest-bearing deposits in other banks	26,157,038	22,747,000
Federal funds sold	-	1,000,000
Investment securities:		
Available for sale, at fair value	86,786,676	77,118,370
Held to maturity, at cost	2,389,391	1,452,947
Restricted, at cost	4,668,789	4,158,289
Loans, net of allowance for losses	386,208,792	397,120,098
Other real estate owned	2,614,828	3,387,712
Premises and equipment, net	11,400,268	7,118,591
Accrued interest receivable	2,061,532	2,292,742
Deferred tax asset	3,530,265	1,435,267
Prepaid FDIC premiums	2,206,038	3,135,649
Other assets	1,791,035	1,509,486
Total assets	$536,025,035	530,395,763
LIABILITIES		
Deposits		
Noninterest-bearing	$40,379,369	$37,554,667
Interest-bearing	386,491,424	384,579,427
Total deposits	426,870,793	422,134,094
Accrued expenses and other liabilities	2,248,185	3,413,338
Securities sold under repurchase agreements	1,076,521	1,234,901
Subordinated debt	7,155,000	7,155,000
Federal Home Loan Bank advances	55,000,000	50,000,000
Total liabilities	492,350,499	483,937,333
STOCKHOLDERS' EQUITY		
Preferred stock, $4.00 par value (2,000,000 authorized shares; 10,958 issued and outstanding: Series A: $1,000 Stated Value Fixed Rate Cumulative Perpetual Preferred, respectively	43,832	43,832
Common stock, $4.00 par value (5,000,000 authorized shares; 2,971,171issued and outstanding, respectively	11,884,684	11,884,684
Additional paid-in capital	29,739,129	29,696,114
Retained earnings	1,643,335	4,493,471
Warrants	660,769	660,769
Discount on preferred stock	(434,494)	(564,395)
Accumulated other comprehensive income, net of tax	137,281	243,955
Total stockholders' equity	43,674,536	46,458,430
Total liabilities and stockholders' equity	$536,025,035	$530,395,763

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2010and 2009

	December 31,	
	2010	2009
Interest income		
Loans	$23,308,551	$22,925,135
Investments:		
Taxable interest income	2,444,836	2,072,139
Tax exempt interest income	537,931	288,446
Dividends	93,425	67,420
Federal funds sold and interest bearing deposits	45,206	48,354
Total interest income	26,429,949	25,401,494
Interest expense		
Deposits	8,141,541	10,665,696
FHLB advances	1,839,682	1,878,559
Subordinated debt and other borrowed money	236,133	266,441
Total interest expense	10,217,356	12,810,696
Net interest income	16,212,593	12,590,798
Provision for loan loss	8,220,920	2,285,000
Net interest income after provision for loan loss	7,991,673	10,305,798
Noninterest income		
Fees on deposits	277,114	257,311
Gain on sale of securities	280,931	-
Other	491,742	489,648
Total noninterest income	1,049,787	746,959
Noninterest expenses		
Salaries and employee benefits	5,777,380	4,773,711
Merger costs	-	284,542
Occupancy expense	717,964	799,043
Data processing	735,423	703,060
Professional services	683,280	386,815
Advertising and marketing	176,711	97,054
FDIC assessment	1,000,380	1,099,092
Virginia franchise tax	492,000	525,000
Write-down of OREO	674,000	-
Depreciation	489,892	418,511
Other expenses	1,802,765	1,541,164
Total noninterest expense	12,549,795	10,627,992
Net income (loss) before provision for income taxes	(3,508,335)	424,765
Income tax (benefit) expense	(1,336,000)	117,200
Net income (loss)	($2,172,335)	$307,565
Effective dividend on preferred stock	677,801	502,733
Net income (loss) available to common shareholders	($2,850,136)	($195,168)
Basic loss per common share	$ (0.96)	$ (0.07)
Diluted loss per common share	$ (0.96)	$ (0.07)

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
Years Ended December 31, 2010 and 2009

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Warrants	Discount on Preferred Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance January 1, 2009	$ -	$11,884,684	$18,650,379	$4,688,639	$ -	$ -	$195,870	$35,419,572
Net income	-	-	-	307,565	-	-	307,565	307,565
Other comprehensive income								
Unrealized holding gain arising during period, (net of tax, $24,771)	-	-	-	-	-	-	48,085	48,085
Total comprehensive income							$355,650	
Issuance of preferred stock	43,832		10,914,168		660,769	(660,769)		10,958,000
Cost associated with preferred stock			(24,272)					(24,272)
Preferred stock dividend				(406,359)				(406,359)
Accretion of discount on preferred stock				(96,374)		96,374		-
Stock based compensation	-	-	155,839	-	-	-		155,839
Balance December 31, 2009	$43,832	$11,884,684	$29,696,114	$4,493,471	$660,769	($564,395)	$243,955	$46,458,430
Balance January 1, 2010	$43,832	$11,884,684	$29,696,114	$4,493,471	$660,769	($564,395)	$243,955	$46,458,430
Net (loss)	-	-	-	(2,172,335)	-	-	(2,172,335)	(2,172,335)
Other comprehensive loss								
Unrealized holding loss arising during period, (net of tax, $54,953)	-	-	-	-	-	-	(106,674)	(106,674)
Total comprehensive loss							($2,279,009)	
Preferred stock dividend	-	-	-	(547,900)	-	-		(547,900)
Accretion of discount on preferred stock	-	-	-	(129,901)	-	129,901		-
Stock based compensation	-	-	43,015	-	-	-		43,015
Balance December 31, 2010	$43,832	$11,884,684	$29,739,129	$1,643,335	$660,769	($434,494)	$137,281	$43,674,536

See notes to consolidated financial statements.

First Capital Bancorp, Inc. and Subsidiary
Consolidated Statements of Cash Flows
Year Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net loss	$ (2,172,335)	$307,565
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Provision for loan losses	8,220,920	2,285,000
Write-down of OREO	674,000	-
Depreciation of premises and equipment	489,892	418,511
Stock based compensation expense	43,015	155,839
Deferred income taxes	(2,040,045)	(507,485)
Gain on sale of securities	(280,931)	-
Loss on sale of OREO	40,000	-
Net amortization of bond premiums/discounts	674,560	356,589
Increase (decrease) in other assets	648,062	(3,797,424)
Decrease (increase) in accrued interest receivable	231,210	(487,937)
Increase (decrease) in accrued expenses and other liabilities	(1,165,153)	887,382
Net cash provided by (used in) operating activities	5,363,195	(381,960)
Cash flows from investing activities		
Proceeds from maturities and calls of securities	16,450,000	5,700,000
Proceeds from paydowns of securities available-for-sale	13,559,161	7,611,946
Purchase of securities available-for-sale	(50,858,997)	(60,190,099)
Sale of securities available-for-sale	9,689,830	-
Sale of OREO	1,328,000	-
Improvements in OREO	(23,116)	-
Purchase of FHLB Stock	(242,800)	(143,800)
Purchase of Federal Reserve Stock	(267,700)	(210,450)
Purchases of premises and equipment	(4,771,569)	(322,442)
Net decrease (increase) in loans	1,444,386	(33,194,613)
Net cash used in investing activities	(13,692,805)	(80,749,458)
Cash flows from financing activities		
Net increase in demand, savings and money market accounts	15,179,330	98,929,243
Advances from FHLB	5,000,000	-
Issuance of preferred stock to U.S. Treasury, net of related expenses	-	10,933,728
Dividends on preferred stock	(547,900)	(406,359)
Net decrease in certificates of deposit	(10,442,631)	(11,095,189)
Net increase (decrease) in repurchase agreements	(158,380)	(917,727)
Net cash provided by financing activities	9,030,419	97,443,696
Net increase in cash and cash equivalents	700,809	16,312,278
Cash and cash equivalents, beginning of period	31,666,612	15,354,334
Cash and cash equivalents, end of period	$ 32,367,421	$ 31,666,612
Supplemental disclosure of cash flow information		
Interest paid during the period	$ 10,263,130	$ 12,774,959
Taxes paid during the period	$ 825,000	$ 724,283
Supplemental schedule of noncash investing and financing activities		
Transfer of loans to other real estate owned	$ 1,246,000	$ 1,416,852
Unrealized gain on securities avialable for sale	$ 161,627	$ 369,629

See notes to consolidated financial statements.

Note 1 - Summary of significant accounting policies

First Capital Bancorp, Inc. (the "Company") is the holding company of and successor to First Capital Bank (the "Bank"). Effective September 8 , 2006, the Company acquired all of the outstanding stock of the Bank in a statutory share exchange transaction (the "Share Exchange") pursuant to an Agreement and Plan of Reorganization dated September 5, 2006, between the Company and the Bank (the "Agreement"). The Agreement was approved by the shareholders of the Bank at the annual meeting of shareholders held on May 16, 2006. Under the terms of the Agreement, the shares of the Bank's common stock were exchanged for shares of the Company's common stock, par value $4.00 per share, on a one-for-one basis. As a result, the Bank became a wholly owned subsidiary of the Company, the Company became the holding company of the Bank and the shareholders of the Bank became shareholders of the Company. All references to the Company in this annual report for dates or periods prior to September 8, 2006 are references to the Bank.

The Company conducts all of its business activities through the branch offices of its wholly owned subsidiary bank, First Capital Bank. First Capital Bank created RE1, LLC, a wholly owned Virginia limited liability company in December 2008 for the sole purpose of taking title to property acquired in lieu of foreclosure. RE1, LLC has been consolidated with First Capital Bank. The Company exists primarily for the purpose of holding the stock of its subsidiary, the Bank, and such other subsidiaries as it may acquire or establish.

The Company has one other wholly owned subsidiary, FCRV Statutory Trust 1 (the "Trust"), a Delaware Business Trust that was formed in connection with the issuance of trust preferred debt in September, 2006. Pursuant to current accounting standards, the Company does not consolidate the Trust.

The accounting and reporting policies of the Company and its wholly owned subsidiary conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry. The following is a summary of the more significant of these policies.

Consolidation – The consolidated financial statements include the accounts of First Capital Bancorp, Inc. and its wholly owned subsidiary. All material intercompany balances and transactions have been eliminated.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process may include management obtaining independent appraisals for significant collateral properties, but the ultimate collectibility and recovery of carrying amounts are susceptible to changes in the local real estate market and other local economic conditions.

Management uses available information to recognize losses on loans; future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change in the near term.

Cash equivalents - Cash equivalents include short-term highly liquid investments with maturities of three months or less at the date of purchase, including Federal funds sold.

Investment Securities – Investment in debt securities classified as held-to-maturity are stated at cost, adjusted for amortization or premiums and accretion of discounts using the interest method. Management has a positive intent and ability to hold these securities to maturity and, accordingly, adjustments are not made for temporary declines in their fair value below amortized cost. Investment not classified as held-to-maturity are classified as available-for-sale. Debt securities classified as available-for-sale are stated at fair value with unrealized holding gains and losses excluded from earnings and reported, net of deferred tax, as a component of other comprehensive income until realized.

The Company as a matter of policy does not trade securities and therefore does not classify any of its securities as such. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method and recognized on a trade-date basis. Other-than-temporary declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost, if any, are included in earnings as realized losses.

Due to the nature of, and restrictions placed upon the Company's common stock investment in the Federal Reserve Bank, Federal Home Loan Bank of Atlanta and Community Bankers Bank, these securities have been classified as restricted equity securities and carried at cost. These restricted securities are not subject to the investment security classifications.

Loans and allowances for loan losses - Loans are concentrated to borrowers in the Richmond metropolitan area and are stated at the amount of unpaid principal reduced by an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances on the principal amount outstanding. The accrual of interest on loans is discontinued when, in the opinion of management, there is an indication that the borrower may be unable to meet payments as they become due. The Company defers loan origination and commitment fees, net of certain direct loan origination costs, and the net deferred fees are amortized into interest income over the lives of the related loans as yield adjustments.

Loans that are 90 days or more past due are individually reviewed for ultimate collectibility. Interest determined to be uncollectible on loans that are contractually past due is charged off, or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is returned to normal, in which case the loan is returned to accrual status.

The allowance for loan losses is maintained at a level considered by management to be adequate to absorb known and expected loan losses currently inherent in the loan portfolio. Management's assessment of the adequacy of the allowance is based upon type and volume of the loan portfolio, existing and anticipated economic conditions, and other factors which deserve current recognition in estimating loan losses. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Management's assessment of the adequacy of the allowance is subject to evaluation and adjustment by the Bank's regulators.

A loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts of principal and interest due according to the contractual terms of the loan agreement. Impairment is measured either by discounting the expected future cash flows at the loan's effective interest rate, based on the net realizable value of the collateral or based upon an observable market price where applicable. Charges on impaired loans are recognized as a component of the allowance for loans losses.

Other real estate owned – Other real estate owned is comprised of real estate properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value less estimated costs to sell at the date acquired. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required to the carrying value of these properties are charged to current operations. Gains and losses realized from the sale of other real estate owned are included in current operations.

Bank premises and equipment - Company premises and equipment are stated at cost, less accumulated depreciation. Depreciation of Company premises and equipment is computed on the straight-line method over estimated useful lives of 10 to 50 years for premises and 5 to 20 years for equipment, furniture and fixtures. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Upon sale or retirement of depreciable properties, the cost and related accumulated depreciation are netted against the proceeds and any resulting gain or loss is included in the determination of income.

Impairment or Disposal of Long-Lived Assets - The Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used, such as bank premises and equipment, is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceed the fair value of the asset. Assets to be disposed of, such as foreclosed properties, are reported at the lower of the carrying amount or fair value less costs to sell.

Bank-owned life insurance – During 2010, the Bank purchased life insurance on a key employee in the face amount of $1,000,000. This policy is recorded at its cash surrender value and reported in other assets on the balance sheet. The cash surrender value at December 31, 2010 was $448,006. Income generated from this policy is recorded as noninterest income

Income taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Advertising costs - Advertising costs are expensed in the period they are incurred and amounted to $176,711 and $97,054 for December 31, 2010 and 2009, respectively.

Stock Based Compensation – Effective January 1, 2006, the Company adopted ASC 718 (formerly SFAS No. 123R) Stock Compensation. This statement requires the costs resulting from all share-based payments to employees, including grants of employee stock options, be recognized as compensation in the financial statements.

Note 2 – Restrictions of cash

To comply with Federal Reserve regulations, the Company is required to maintain certain average cash reserve balances. The daily average cash reserve requirements were approximately $352,000 for the week including December 31, 2010 and $255,000 for the week including December 31, 2009.

Note 3 – Investment Securities

The amortized costs, gross unrealized gains, gross unrealized losses and fair values for securities are as follows:

First Capital Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Years Ended December 31, 2010 and 2009

	December 31, 2010			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Available-for-sale				
U.S. Government agencies	$6,532,851	$48,439	$ -	$6,581,290
Mortgage-backed securities	14,834,604	346,624	159,511	15,021,717
Corporate bonds	6,411,962	20,519	31,318	6,401,163
CMO securities	30,586,678	567,898	110,961	31,043,615
State and political subdivisions - taxable	12,319,449	105,896	418,673	12,006,672
State and political subdivisions - tax exempt	12,149,884	88,256	245,851	11,992,289
SBA - Guarantee portion	3,742,730	12,204	15,004	3,739,930
	$86,578,158	$1,189,836	$981,318	$86,786,676

	December 31, 2009			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Available-for-sale				
U.S. Government agencies	$23,610,035	$132,274	$274,915	$23,467,394
Mortgage-backed securities	11,820,972	276,457	35,382	12,062,047
Corporate bonds	3,406,512	112,519	31,416	3,487,615
CMO securities	22,699,676	284,645	44,299	22,940,022
State and political subdivisions - taxable	5,936,082	50,463	189,465	5,797,080
State and political subdivisions - tax exempt	9,274,947	147,675	58,410	9,364,212
	$76,748,224	$1,004,033	$633,887	$77,118,370

	December 31, 2010			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Held-to-maturity				
Tax-exempt municipal bonds	$2,389,391	$53,444	$80,888	$2,361,947
	$2,389,391	$53,444	$80,888	$2,361,947

	December 31, 2009			
	Amortized	Gross Unrealized		Fair
	Costs	Gains	Losses	Values
Held-to-maturity				
Tax-exempt municipal bonds	$1,452,947	$84,507	$ -	$1,537,454
	$1,452,947	$84,507	$ -	$1,537,454

The amortized cost, weighted average yield and estimated fair value of debt securities at December 31, 2010, by contractual maturity, were as follows:

Available-for-sale	Amortized Cost	Weighted Average Tax Equivalent Yield	Fair Value
Due in one year or less	$ -		$ -
Due after one year through five years	4,387,130	3.60%	4,399,329
Due after five through ten years	17,923,900	4.31%	18,073,572
Due after ten years	64,267,128	3.91%	64,313,775
Total	$86,578,158	3.98%	$86,786,676
Held-to-maturity			
Due after ten years	$2,389,391	7.00%	$2,361,947
Total	$88,967,549	4.06%	$89,148,623

The following table details unrealized losses and related fair values in the Company's available-for-sale investment securities portfolios. All unrealized losses on investment securities are a result of volatility in the market during 2010 and 2009. At December 31, 2010 there was 49 out of 131 securities with fair values less than amortized cost primarily in municipal securities and corporate bonds. All unrealized losses are considered by management to be temporary given investment security credit ratings, the short duration of the unrealized losses and the intent and ability to retain these securities for a period of time sufficient to recover all unrealized losses. This information is aggregated by investment category and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2010 and 2009:

	December 31,2010					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Assets:						
Mortgage-backed securities	$6,050,579	$159,511	$-	-	$6,050,579	$159,511
Corporate bonds	5,336,726	31,318	-	-	5,336,726	31,318
CMO securities	6,545,351	110,961	-	-	6,545,351	110,961
State & political subdivisions-taxable	10,010,637	418,673	-	-	10,010,637	418,673
State & political subdivisions-tax exempt	8,918,277	326,739			8,918,277	326,739
SBA	2,073,125	15,004	-	-	2,073,125	15,004
All securities	$38,934,695	$1,062,206	$ -	$ -	$38,934,695	$1,062,206

	December 31, 2009					
	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Assets:						
U.S. Government agencies	$10,419,951	$189,472	$2,906,250	$85,443	$13,326,201	$274,915
Mortgage-backed securities	1,470,442	35,382	-	-	1,470,442	35,382
Corporate bonds	968,432	5,592	448,900	25,824	1,417,332	31,416
CMO securities	4,562,551	44,299	-	-	4,562,551	44,299
State & political subdivisions-taxable	4,229,179	189,465	-	-	4,229,179	189,465
State & political subdivisions-tax exempt	4,272,085	58,410	-	-	4,272,085	58,410
All securities	$25,922,640	$522,620	$3,355,150	$111,267	$29,277,790	$633,887

Restricted equity securities consist of Federal Reserve Bank stock in the amount of $1,309,750 and $1,042,050, Federal Home Loan Bank of Atlanta stock in the amount of $3,269,700 and $3,026,900, Community Bankers Bank stock in the amount of $62,750 and $62,750, and an equity investment in Infinex in the amount of $9,500 as of December 31, 2010 and 2009. Restricted equity securities are carried at cost. The Federal Home Loan Bank requires the Bank to maintain stock in an amount equal to 4.5% of outstanding borrowings and a specific percentage of the member's total assets. The Federal Reserve Bank of Richmond requires the Company to maintain stock with a par value equal to 3% of its outstanding capital.

The remainder of restricted securities consists of investments in a Limited Liability Company that provides title insurance services to the Bank's customers. Investment in this Limited Liability Company was $17,089 as of December 31, 2010 and 2009, respectively.

Securities with a market value of approximately $4,934,000 and $5,177,000 were pledged as collateral at December 31, 2010 and 2009, respectively to secure purchases of federal funds, repurchase agreements, collateral for customer's deposits and collateral to secure public deposits.

Note 4 – Loans

Major classifications of loans are as follows:

	December 31, 2010 Amount	December 31, 2009 Amount
Commercial	$48,004,443	$54,590,024
Real estate - residential	145,661,487	137,981,388
Real estate - commercial	145,399,093	125,444,710
Real estate - construction	54,440,560	81,106,396
Consumer	3,692,687	4,541,791
Total loans	397,198,270	403,664,309
Less:		
Allowance for loan losses	11,036,134	6,600,360
Net deferred (income) costs	46,656	56,149
Loans, net	$386,208,792	$397,120,098

The following table shows the Company's class types that are past due, current and greater than 90 days and still accruing at December 31, 2010:

	30 - 89 Days Past Due	90+ Days Past Due	Nonaccrual Loans	Current Loans	Total
			(Dollars in thousands)		
Commercial	$ -	$ 993	$ 5,615	$ 41,396	$ 48,004
Real Estate					
Residential	735	564	11,972	132,390	145,661
Commercial	-	-	355	145,044	145,399
Construction	492	-	4,413	49,536	54,441
Consumer	10	-	-	3,683	3,693
Total	$ 1,237	$ 1,557	$ 22,355	$ 372,049	$ 397,198

The following table provides details of the Company's loan portfolio internally assigned grade at December 31, 2010:

	Pass	Special Mention	Substandard	Doubtful	Loss	Total
			(Dollars in thousands)			
Commercial	$36,318	$3,884	$7,802	$ -	$ -	$48,004
Real Estate						
Residential	109,950	13,226	22,440	45	-	145,661
Commercial	132,060	12,180	1,159	-	-	145,399
Construction	19,394	19,884	15,163	-	-	54,441
Consumer	3,415	188	90	-	-	3,693
	$301,137	$49,362	$46,654	$45	$ -	$397,198

These credit quality indicators are defined as follows:

Pass – A pass rated asset is not adversely classified because it does not display any of the characteristics for adverse classification.

Special mention – A special mention asset has potential weaknesses that deserve management's close attention. If left uncorrected, such potential weaknesses may result in deterioration of the repayment prospects or collateral position at some future date. Special mention assets are not adversely classified and do not warrant adverse classification.

Substandard – A substandard asset is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Assets classified as substandard generally have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. These assets are characterized by the distinct possibility of loss if the deficiencies are not corrected.

Doubtful – An asset classified doubtful has all the weaknesses inherent in an asset classified substandard with the added characteristic that the weaknesses make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions, and values.

Loss – Assets classified loss are considered uncollectible and of such little value that their continuing to be carried as an asset is not warranted. This classification is not necessarily equivalent to no potential for recovery or salvage value, but rather that it is not appropriate to defer a full write-off even though partial recovery may be effected in the future.

The following table provides details regarding impaired loans by segment and class at December 31, 2010:

	Recorded Balance in Impaired Loans	Unpaid Principal Balance of Impaired Loans	Related Allowance
	(Dollars in thousands)		
With no related allowance:			
Commercial	$543	$544	$ -
Real Estate			
Residential	4,183	4,263	-
Commercial	-	-	-
Construction	1,576	2,669	-
Consumer	-	-	-
Total	$6,302	$7,476	$ -
With an allowance:			
Commercial	$5,072	$5,088	$1,912
Real Estate			
Residential	8,945	8,965	2,927
Commercial	355	367	138
Construction	4,866	4,881	741
Consumer	-	-	-
Total	$19,238	$19,301	$5,718
Total:			
Commercial	$5,615	$5,632	$1,912
Real Estate			
Residential	13,128	13,228	2,927
Commercial	355	367	138
Construction	6,442	7,550	741
Consumer	-	-	-
Total	$25,540	$26,777	$5,718

A summary of the transactions affecting the allowance for loan losses follows:

	2010	2009
Balance, beginning of year	$6,600,360	$5,060,433
Provision for loan losses	8,220,920	2,285,000
Recoveries	31,074	9,961
Charge-offs	(3,816,220)	(755,034)
Balance, September 30	$11,036,134	$6,600,360

The following is a summary of information pertaining to impaired loans:

	2010	2009
Impaired loans with related allowance	$19,237,897	$12,279,027
Allowance on impaired loans	$5,717,999	$1,969,728
Average balance of impaired loans	$12,591,130	$8,670,057
Interest income recognized and collected on impaired loans	$94,587	$553,248

No additional funds are committed to be advanced in connection with impaired loans. Nonaccrual loans amounted to $22,354,760 and $3,606,897 at December 31, 2010 and 2009. The allowance for nonaccrual loans amounted to $4,969,999 and $1,408,005 at December 31, 2010 and 2009. If interest on these loans had been accrued such income would have approximated $872,767 and $308,326, respectively. Excluding the nonaccrual loans, there was $1,556,845 in loans past due 90 days or more and still accruing at December 31, 2010. No loans were past due 90 days or more at December 31, 2009 and still accruing. At December 31, 2010 and 2009, there were $303,174 and $3,390,201 of troubled debt restructurings, respectively, with specific valuation allowances of such loans in the amounts of $35,000 and $747,301, respectively.

Note 5 - Premises and equipment

Major classifications of these assets are summarized as follows:

	December 31,	
	2010	2009
Land	$4,378,000	$3,470,036
Building	5,060,730	2,435,364
Furniture and equipment	2,781,221	2,419,428
Leasehold improvements	1,723,071	846,627
	13,943,022	9,171,455
Less acculumated depreciation	2,542,754	2,052,864
Premises and equipment, net	$11,400,268	$7,118,591

Accumulated depreciation and amortization at December 31 was as follows:

	2010	2009
Building	$244,516	$131,635
Furniture and equipment	1,715,672	1,446,026
Leasehold improvements	582,566	475,203
	$2,542,754	$2,052,864

Certain Company premises and equipment are leased under various operating leases. Rental expense was $441,142 and $623,136 in 2010 and 2009, respectively.

Future minimum payments, by year and in the aggregate for operating leases with initial or remaining terms in excess of one year as of December 31, 2010 are as follows:

2011	$303,421
2012	164,337
2013	85,546
2014	86,829
2015	88,132
Thereafter	225,984
	$954,249

Note 6 - Deposits

Major categories of deposits at December 31, 2010 and 2009 follow:

	2010		2009	
	Amount	Average Rate	Amount	Average Rate
Noninterest-bearing deposits				
Demand deposits	$40,379,370	0.00%	$37,554,667	0.00%
Interest-bearing deposits				
Money market and NOW accounts	155,903,882	0.86%	143,549,255	1.56%
Certificates of deposit				
Less than $100,000	91,160,677	2.48%	108,072,019	3.01%
Greater than $100,000	139,426,864	2.77%	132,958,153	2.90%
	$426,870,793		$422,134,094	

Time deposits will mature as follows:

2011	$91,471,846
2012	47,728,870
2013	24,396,777
2014	32,046,932
2015	34,943,116
	$230,587,541

The aggregate amount of deposits exceeding $100,000 was $275,647,181 and $252,969,000 at December 31, 2010 and 2009, respectively.

The Company classifies deposit overdrafts as other consumer loans which totaled $67 thousand at December 31, 2010 and $17 thousand at December 31, 2009.

In the normal course of business, the Company has received deposits from directors and executive officers. At December 31,

2010 and 2009, deposits from directors and executive officers were approximately $4.4 million and $14.7 million. All such deposits were received in the ordinary course of business on substantially the same terms and conditions, including interest rates, as those prevailing at the same time for comparable transactions with unrelated persons.

Note 7 – FHLB advances, securities sold under repurchase agreements and federal funds purchased

The Company uses both short-term and long-term borrowings to supplement deposits when they are available at a lower overall cost to the Company, they can be invested at a positive rate of return or are used to minimize interest rate risk.

As a member of the Federal Home Loan Bank of Atlanta, the Company is required to own capital stock in the FHLB and is authorized to apply for advances from the FHLB. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB advances are secured by the pledge of FHLB stock and a blanket lien on qualified 1 to 4 family residential real estate loans and a blanket lien on qualified commercial mortgages.

Advances from the FHLB at December 31, 2010 consist of the following:

Advance Amount	Interest Rate	Maturity	Callable
$5,000,000	0.79%	9/1/2011	-
5,000,000	2.35%	2/1/2013	Quarterly
5,000,000	2.68%	9/23/2013	-
5,000,000	3.03%	9/23/2013	-
5,000,000	3.17%	9/23/2014	-
5,000,000	3.15%	9/23/2014	-
5,000,000	2.60%	2/2/2015	Quarterly
5,000,000	3.95%	4/13/2015	Quarterly
5,000,000	3.71%	6/24/2015	-
5,000,000	4.27%	1/27/2016	-
5,000,000	2.95%	12/6/2017	Quarterly
$55,000,000	3.01%		

Aggregate annual maturities of FHLB advances (based on final maturity dates) are as follows:

2011	$5,000,000
2012	-
2013	15,000,000
2014	10,000,000
2015	15,000,000
2016	5,000,000
2017	5,000,000
	$55,000,000

During September 2010, the Company restructured $20.0 million in FHLB advances in which the interest rate was reduced from an average of 4.37% to 3.05% on the $20.0 million in advances. The maturities were extended by on average, approximately 1 year and ten months.

The Company has outstanding securities sold under repurchase agreements. These agreements are generally corporate cash management accounts for the Company's larger corporate depositors. These agreements are settled on a daily basis and the securities underlying the agreements remain under the Company's control.

The Company uses federal funds purchased for short-term borrowing needs. Federal funds purchased represent unsecured borrowings from other banks and generally mature daily.

	2010	2009
Maximum outstanding during the year		
FHLB advances	$55,000,000	$50,000,000
Federal funds purchased	-	-
Repurchase agreements	2,979,263	3,403,247
Balance outstanding at end of year		
FHLB advances	55,000,000	50,000,000
Federal funds purchased	-	-
Repurchase agreements	1,076,521	1,234,901
Average amount outstanding during the year		
FHLB advances	54,191,781	50,000,000
Federal funds purchased	-	-
Repurchase agreements	1,360,785	1,365,487
Average interest rate during the year		
FHLB advances	3.39%	3.76%
Federal funds purchased	-	-
Repurchase agreements	0.48%	0.44%
Average interest rate at end of year		
FHLB advances	3.01%	3.71%
Federal funds purchased	-	-
Repurchase agreements	0.50%	0.50%

Note 8 – Subordinated debt

On December 15, 2005, $2.0 million of subordinated debt was issued through a pooled underwriting. The securities have a fixed rate for five years, converting to three month LIBOR plus 1.37% effective December 13, 2010, and is payable quarterly. The interest rate at December 31, 2010 was 1.67%. The securities may be redeemed at par beginning December 2010 and each quarter after such date until the securities mature on December 31, 2015.

The subordinated debt may be included in Tier 2 capital for regulatory capital adequacy determination purposes up to 50% of Tier 1 capital.

Note 9 – Cumulative Perpetual Preferred Stock

Under the United States Treasury's Capital Purchase (CCP), the Company issued $10,958,000 in Cumulative Perpetual Preferred Stock, Series A, in April 2009. In addition, the Company provided warrants to the Treasury to purchase 250,947 shares of the Company's common stock at an exercise price of $6.55 per share. These warrants are immediately exercisable and expire ten years from the date of issuance. The preferred stock is non-voting, other than having class voting rights on certain matters, and pays cumulative dividends quarterly at a rate of 5% per annum for the first five years and 9% per annum thereafter. The preferred shares are redeemable at the option of the Company subject to regulatory approval.

Based on Black-Scholes options pricing model, the common stock warrants have been assigned a fair value of $2.27 per share or $660,769 in the aggregate as of April 2009. As a result, $660,769 has been recorded as the discount on the preferred stock and will be accreted as a reduction in net income available for common shareholders over the next five years at approximately $130,000 per year. Correspondingly, $10,297,000 has been assigned to the preferred stock. Through the discount accretion over the next five years, the preferred stock will be accreted up to the redemption amount of $10,958,000. For purposes of these calculations, the fair value of the common warrants as of April 2009 was estimated using the Black-Scholes option pricing model and the following assumptions:

Risk-free interest rate	2.34%
Expected life of warrants	5 years
Expected divident yield	0%
Expected volatility	35%

The Company's computation of expected volatility is based on weekly historical volatility since April 2003. The risk-free interest rate is based on the market yield for five year U.S. Treasury securities as of April 2009.

Note 10 – Trust Preferred Securities

On September 9, 2006, FCRV Statutory Trust I (the "Trust"), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On September 21, 2006, $5,155,000 of Trust Preferred Capital Notes were issued through a pooled underwriting. The Trust issued $155,000 in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest (three-month LIBOR plus 1.70%) which adjusts, and is payable quarterly. The interest rate at December 31, 2010 was 2.00%. The securities may be redeemed at par beginning on September 15, 2011 and each quarter after such date until the securities mature on September 15, 2036. The principal asset of the Trust is $5,155,000 of the Company's junior subordinated debt securities with like maturities and like interest rates to the Trust Preferred Capital Notes.

The trust preferred securities issued by the Company may be included in Tier 1 capital for regulatory adequacy determination purposes up to 25% of Tier 1 capital after its inclusion. The portion of the trust preferred securities, not considered as Tier 1 capital, may be included in Tier 2 capital.

The obligations of the Company with respect to the issuance of the Trust Preferred Capital Notes constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the Trust Preferred Capital Notes. Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related Trust Preferred Capital Notes and require a deferral of common dividends.

Pursuant to current accounting standards, the Company does not consolidate the Trust.

Note 11 - Income taxes

Current accounting standards provides a comprehensive model for how we should recognize, measure, present, and disclose uncertain tax positions in our financial statements that we have taken or expect to take on our tax return. The Company does not have any unrecognized tax benefits as defined by accounting standards and therefore there was not effect on our financial position or results of operations as a result of implementing the standard. If they were to arise, interest and penalties associated with unrecognized tax positions will be classified as additional income taxes in the statement of income. Tax returns for all years 2007 and thereafter are subject to possible future examinations by tax authorities.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts reported for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

	2010	2009
Deferred tax assets:		
Allowance for Loan Losses	$3,622,555	$2,106,394
Stock based compensation	88,119	73,494
OREO impairment	168,945	-
Nonaccrual loans	366,084	-
	4,245,703	2,179,888
Deferred tax liabilities:		
Depreciation	250,054	205,365
Unrealized holding gain on available-for-sale securities	71,236	126,189
Deferred loan costs	324,062	335,574
Prepaids	21,683	27,473
Other	48,403	50,020
	715,438	744,621
Net deferred tax asset	$3,530,265	$1,435,267

A reconciliation of the federal taxes at statutory rates to the tax provision for the year ended December 31, 2010 and 2009 is as follows:

	2010	2009
Federal statutory rate	($1,192,834)	$144,420
Tax-exempt interest income	(166,437)	(86,075)
Nondeductible expenses	16,331	15,499
Stock based compensation	-	24,282
BOLI cash surrender value	(4,762)	-
Miscellaneous	11,702	19,074
Provision for income taxes expense	($1,336,000)	$117,200

Income tax attributable to income before income tax expense is summarized as follows:

	2010	2009
Current federal income tax expense	$701,824	$642,627
Deferred federal income tax expense	(2,037,824)	(525,427)
Total	($1,336,000)	$117,200

Note 12 - Related party transactions

In the normal course of business, the Company has made loans to its officers and directors. Total loans at December 31, 2010 amounted to approximately $10,989,000 (including a $50,000 loan made to an officer prior to becoming an employee in 2005 and excluding $1,839,000 in loans to a Director that retired in 2010) of which approximately $1,601,000 represents unused lines of credit. Total loans to these persons at December 31, 2009 amounted to $12,672,000 of which $1,028,000 represented unused lines of credit. During 2010, new loans to officers and directors amounted to $569,000 and repayments amounted to $986,000. In the opinion of management, such loans are consistent with sound banking practices and are within applicable regulatory bank lending limitations.

During the years ended December 31, 2010 and 2009, the Company utilized the services of a law firm for advice on various legal matters. The Chairman of the Board of Directors is also a principal in this law firm. The law firm was approved to provide various legal services to the Company at a cost of $346,511 and $331,968 for the years ended December 31, 2010 and 2009, respectively. During 2009, $103,597 of the $331,968 in legal fees were associated with merger activities.

The Company also utilized services of other businesses to acquire furniture and office supplies and the purchase of a replacement vehicle for the corporate runner. Several Board members are involved with the daily activity of these businesses. Total purchases for the years ended December 31, 2010 and 2009 were $61,904 and $33,233, respectively.

Note 13 - Regulatory requirements and restrictions

The Company is subject to various federal and state regulatory requirements, including regulatory capital requirements administered by the federal banking agencies to ensure capital adequacy. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The most recent notification from the regulatory agencies categorized the Company's and the Bank's capital position as well-capitalized, under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Company and the Bank must maintain minimum total risk-based, Tier 1 risk-based, Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed this category.

The Company's actual capital amounts and ratios are also presented in the table.

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2010						
Total capital to risk weighted assets						
Consolidated	$55,422	13.74%	$32,375	8.00%	$40,469	10.00%
First Capital Bank	$53,869	13.38%	$32,240	8.00%	$40,300	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$48,693	12.08%	$16,188	4.00%	$24,282	6.00%
First Capital Bank	$47,161	11.71%	$16,120	4.00%	$24,180	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$48,693	9.04%	$21,548	4.00%	$26,935	5.00%
First Capital Bank	$47,161	8.76%	$21,535	4.00%	$26,918	5.00%

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2009						
Total capital to risk weighted assets						
Consolidated	$58,562	14.09%	$33,260	8.00%	$41,575	10.00%
First Capital Bank	$56,381	13.57%	$33,230	8.00%	$41,538	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	$51,370	12.36%	$16,630	4.00%	$24,945	6.00%
First Capital Bank	$49,174	11.84%	$16,615	4.00%	$24,923	6.00%
Tier 1 capital to average adjusted assets						
Consolidated	$51,370	10.01%	$20,532	4.00%	$25,665	5.00%
First Capital Bank	$49,174	9.59%	$20,521	4.00%	$25,651	5.00%

The amount of dividends payable by the Company depends upon its earnings and capital position, and is limited by federal and state law, regulations and policy. In addition, Virginia law imposes restrictions on the ability of all banks chartered under Virginia law to pay dividends. Under such law, no dividend may be declared or paid that would impair a bank's paid-in capital. Each of the Commission and the FDIC has the general authority to limit dividends paid by the Bank if such payments are deemed to constitute an unsafe and unsound practice.

Note 14 - Commitments and contingent liabilities

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers in the Richmond metropolitan area. These financial instruments include unused lines of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized on the statement of financial condition. Financial instruments with off-balance-sheet risk are summarized as follows:

	2010	2009
Financial instruments whose contract amounts represent credit risk:		
Unused commercial lines of credit	$39,737,000	$51,166,000
Unused consumer lines of credit	12,162,000	13,007,000
Standby and Performance Letters of Credit	6,796,000	7,674,000
Loan commitments	2,191,000	3,395,500
	$60,886,000	$75,242,500

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for unused lines of credit is represented by the contractual notional amount of those instruments.

The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unused lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include personal property, commercial property, residential property, land, and accounts receivable.

Note 15 - Concentration of credit risk

The Company has a diversified loan portfolio consisting of commercial, real estate and consumer (installment) loans. Substantially all of the Company's customers are residents or operate business ventures in its market area consisting primarily of the Richmond metropolitan area. Therefore, a substantial portion of its debtors' ability to honor their contracts and the Company's ability to realize the value of any underlying collateral, if needed, is influenced by the economic conditions in this market area.

At times, cash balances at financial institutions are in excess of FDIC insurance coverage. The Bank believes no significant risk of loss exists with respect to those balances.

Note 16 – Fair Value Disclosures

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the Fair Value Measurements and Disclosures topic ASC, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The recent fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value of a reasonable point within the range this is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, we group financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine the fair value.

- Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities in active markets at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

- Level 2 – Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market date for substantially the full term of the asset or liability.

- Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Following is a description of the valuation methodologies used for instruments measured as fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Securities available for sale: Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). In quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). We obtain a single quote for all securities. Quotes for all of our securities are provided by our securities accounting and safekeeping correspondent bank. We perform a review of pricing data by comparing prices received from third party vendors to the previous month's quote for the same security and evaluate any substantial changes.

The following tables present the balances of financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009. Securities identified in Note 3 as restricted securities including stock in the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank are excluded from the table below since there is not ability to sell these securities except when the FHLB or FRB require redemption based on either our borrowings at the FHLB, or in the case of the FRB changes in certain portions of our capital.

	December 31, 2010			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Assets:				
Available-for-sale securities	$ -	$86,786,676	$ -	$86,786,676

	December 31, 2009			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Assets:				
Available-for-sale securities	$ -	$77,118,370	$ -	$77,118,370

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write-downs of individual loans.

The following describes the valuation techniques used to measure certain assets recorded at fair value on a nonrecurring basis in the financial statements.

Impaired Loans: Loans are designed as impaired when, in the judgment of management, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Fair value is measured based on the value of the collateral securing the loans. Collateral may be in the form of real estate or business assets including equipment, inventory, and account receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed external appraiser using observable market date (Level 2). However, if the collateral is a house or building in the process of construction or if a appraisal of the real estate property is over two years old, then the fair value is considered Level 3. If a real estate becomes a nonperforming loan, if the valuation is over one year old, either an evaluation by an officer of the bank or an outside vendor, or an appraisal is performed to determine current market value. We consider the value of a partially completed project for our loan analysis. For nonperforming construction loans, we obtain a valuation of each partially completed project "as is' from a third party appraiser. We use this third party valuation to determine if any charge-offs are necessary.

The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business' financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income.

Other Real Estate Owned: Certain assets such as other real estate owned ("OREO") are measured at fair value less cost to sell. We believe the fair value component in our valuation of OREO follows the provisions of accounting standards.

The following tables summarize our financial assets that were measured at fair value on a nonrecurring basis during the periods.

	December 31, 2010			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Impaired loans	$ -	$ -	$14,486,618	$14,486,618
Other real estate owned	-	-	2,614,828	2,614,828
Total	$ -	$ -	$17,101,446	$17,101,446

	December 31, 2009			
	Fair Value Measurments Using			Fair
	Level 1	Level 2	Level 3	Values
Impaired loans	$ -	$ -	$12,279,027	$12,279,027
Other real estate owned	-	-	3,387,712	3,387,712
Total	$ -	$ -	$15,666,739	$15,666,739

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks – The carrying amounts of cash and due from banks approximate their fair value.

Available-for-sale and held-to-maturity securities – Fair values measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that considers observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity (Level 3). The carrying value of restricted Federal Reserve Bank and Federal Home Loan Bank stock approximates fair value based on the redemption provisions of each entity and is therefore excluded from the following table.

Loans receivable – Fair values are based on carrying values for variable-rate loans that reprice frequently and have no significant change in credit risk. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The interest rates on loans at December 31, 2010 and 2009 are current market rates for their respective terms and associated credit risk.

Deposit liabilities – The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest – The carrying amounts of accrued interest approximate their fair values.

Advances from Federal Home Loan Bank – The carrying value of advances from the Federal Home Loan Bank due within ninety days from the balance sheet date approximate fair value. Fair values for convertible advances are estimated using a discounted cash flow calculation that applies interest rates currently being offered on convertible advances with similar remaining maturities.

Federal Funds purchased and repurchase agreements – The carrying value of federal funds purchased and repurchase agreements due within ninety days from the balance sheet date approximate fair value.

Off-balance-sheet instruments – Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and counterparties' credit standings. These are not deemed to be material at December 31, 2010 and 2009.

The estimated fair values of the Company's financial instruments as of December 31, 2010 and 2009 are as follows:

	2010		2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial assets				
Cash and cash equivalents	$ 32,367	$ 32,367	$ 31,667	$ 31,667
Investment securities	89,176	89,149	78,571	78,655
Loans receivable, net	386,209	394,489	397,120	402,367
Accrued interest	2,062	2,062	2,293	2,293
Financial liabilities				
Deposits	$ 426,871	$ 429,597	$ 422,134	$ 425,636
FHLB advances	55,000	57,766	50,000	52,177
Federal funds purchased	-	-	-	-
Subordinated debt	7,155	3,455	7,155	3,623
Repurchase agreements	1,077	1,077	1,235	1,235
Unrecognized financial instruments				
Standby letters of credit issued	$ -	$ -	$ -	$ -

We assume interest rate risk (the risk that general interest rate levels will change) as a result of our normal operations. As a result, the fair values of our financial instruments will change when interest rates levels change and that change may be either favorable or unfavorable to us. We attempt to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to repay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. We monitor rates and maturities of assets and liabilities and attempt to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate our overall interest rate risk.

Note 17 – Stock option plan

The Company has a First Capital Bancorp, Inc. 2000 Stock Option Plan (the Plan) pursuant to which options may be granted to Directors, officers and key employees. The Plan authorizes grants of options to purchase up to 338,484 shares of the Company's authorized, but unissued common stock. All stock options have been granted with an exercise price equal to the stock's fair market value at the date of grant. Stock options generally have 10-year terms, vest at the rate of 50 percent per year for Directors and 33 1/3 percent per year for employees.

A summary of the status of the Company's unvested stock options as of December 31, 2010 and changes during the year then ended is presented below:

Unvested Stock Options	Shares	Weighted Average Grant Date Fair Value
Unvested at December 31, 2009	38,382	$2.01
Granted	2,000	2.28
Vested	17,182	2.41
Forfeitures	-	-
Unvested at December 31, 2010	23,200	$1.88

As of December 31, 2010, there was $37,461 of total unrecognized compensation costs related to unvested stock options. That cost is expected to be recognized over a period of 2.0 years.

The weighted-average option price and weighted-average remaining term of stock options awarded and not exercised were as follows as of December 31:

	2010	2009
Weighted-average price	$ 9.70	$ 9.48
Weighted-average term (in years)	4.46	5.18

A summary of the stock option activity is as follows:

	Options	Weighted-Average Exercise Price
Options outstanding December 31, 2008	293,275	$10.00
Granted	33,550	4.56
Expired	9,225	8.15
Options outstanding December 31, 2009	317,600	$9.48
Granted	2,000	4.85
Expired	18,000	5.32
Options outstanding December 31, 2010	301,600	$9.70

The following table summarizes information about stock options outstanding as December 31, 2010:

	Options Outstanding and Exercisable		
Exercise Prices	Number Outstanding and Exercisable at December 31, 2010	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
$4.50 to $7.00	97,050	3.6 years	$5.75
$7.07 to $10.00	100,025	3.8 years	$9.38
$10.57 to $17.67	104,525	5.9 years	$13.68
	301,600		

At December 31, 2010, the fair value of the quoted stock was less than the exercise price of all options outstanding.

The Company estimates the fair value of each option grant on the date of the grant using the Black-Scholes option-pricing model. Additional valuation and related assumption information for the Company's stock option plan is presented below:

	Year Ended December 31,	
	2010	2009
Weighted average per share fair value of options granted during the year	$2.28	$1.15
Dividend yield	0.00%	0.00%
Expected life	6 years	6 years
Expected volatility	46.80%	20.50%
Average Risk-free interest rate	2.12%	2.11%

On March 17, 2010, the Company's Board of Directors adopted the First Capital Bancorp, Inc. 2010 Equity Incentive Plan (the "2010 Plan"), which was approved by the stockholders of the Company at the annual meeting of stockholders held on May 19, 2010. The 2010 Plan makes available up to 150,000 shares of the Company's common stock for issuance upon the grant or exercise of restricted stock, stock options or other equity-based awards as permitted under the 2010 Plan. Each employee and director of the Company and its affiliates may participate in the 2010 Plan. Unless sooner terminated, the 2010 Plan will terminate on May 19, 2020. No awards were granted under this plan as of December 31,2010.

Note 18 – Other employee benefit plans

During April 1999, the Company instituted a contributory thrift plan through the Virginia Bankers Association, covering all eligible employees. Participants may make contributions to the plan during the year, with certain limitations. During 2010 and 2009, the Company contributed to the plan an amount equal to seventy-five percent of the first six percent contributed. The participants are 100% vested upon three years of service to the Company. Expenses amounted to $190,338 and $166,825 in 2010 and 2009, respectively.

Note 19 – Earnings per share

Basic EPS excludes dilution and is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. *Diluted* EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock that then shared in the earnings of the entity.

The basic and diluted earnings per share calculations are as follows:

	Year Ended December 31,	
	2010	2009
Net (loss) available to common shareholders	$ (2,850,136)	$ (195,168)
Weighted average number of shares outstanding	2,971,171	2,971,171
(Loss) per common share - basic	($0.96)	($0.07)
Effect of dilutive securities:		
Weighted average number of shares outstanding	2,971,171	2,971,171
Effect of stock options	-	-
Diluted average shares outstanding	2,971,172	2,971,171
(Loss) per common share - assuming dilution	($0.96)	($0.07)

Note 20 – Impact of Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued new guidance relating to the accounting for transfers of financial assets. The new guidance, which was issued as Statement of Financial Accounting Standards ("SFAS") No. 166, *Accounting for Transfers of Financial Assets, an amendment to SFAS No. 140,* was adopted into the ASC in December 2009 through the issuance of Accounting Standards Update ("ASU") 2009-16 ("ASU 2009-16"). The new standard provides guidance to improve the relevance, representational faithfulness, and comparability of the information that an entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. ASU 2009-16 was effective for transfers on or after January 1, 2010. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-04, *Accounting for Various Topics—Technical Corrections to SEC Paragraphs* ("ASU 2010-04"). This update makes technical corrections to existing Securities and Exchange Commission (the "SEC") guidance including the following topics: accounting for subsequent investments, termination of an interest rate swap, issuance of financial statements—subsequent events, use of residual method to value acquired assets other than goodwill, adjustments in assets and liabilities for holding gains and losses, and selections of discount rate used for measuring defined benefit obligation. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements* ("ASU 2010-06"). ASU 2010-06 amends Subtopic 820-10 to clarify existing disclosures, requires new disclosures, and includes conforming amendments to guidance on employers' disclosures about postretirement benefit plan assets. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-08, *Technical Corrections to Various Topics* ("ASU 2010-08'). ASU 2010-08 clarifies guidance on embedded derivatives and hedging. ASU 2010-08 is effective for interim and annual periods beginning after December 15, 2009. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, *Subsequent Events ("Topic 855"): Amendments to Certain Recognition and Disclosure Requirements* ("ASU 2010-09"). ASU 2010-09 addresses both the interaction of the requirements of Topic 855 with the SEC's reporting requirements and the intended breadth of the reissuance disclosure provisions related to subsequent events. An entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective immediately. The adoption of the new guidance did not have a material impact on the Company's consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses* ("ASU 2010-20"). The new disclosure guidance will significantly expand the existing requirements and leads to greater transparency into a company's exposure to credit losses from lending arrangements. The extensive new disclosures of information as of the end of a reporting period will become effective for both interim and annual reporting periods ending after December 15, 2010. Specific items regarding activity that occurred before the issuance of the ASU, such as the allowance roll-forward and modification disclosures, will be required for periods beginning after December 15, 2010. The Company has included the required disclosures in the Company's consolidated financial statements.

On September 17, 2010, the SEC issued Release No. 33-9144, *Commission Guidance on Presentation of Liquidity and Capital Resources Disclosures in Management's Discussion and Analysis.* This interpretive release is intended to improve discussion of liquidity and capital resources in Management's Discussion and Analysis of Financial Condition and Results of Operations in order to facilitate understanding by investors of the liquidity and funding risks facing the Company. This release was issued in conjunction with a proposed rule, "Short-Term Borrowings Disclosures," that would require public companies to disclose additional information to investors about their short-term borrowing arrangements. Release No. 33-9144 was effective on September 28, 2010. If the proposed rule, as currently written is made final, the adoption of this new rule is not expected to have a material impact on the Company's consolidated financial statements.

In January 2011, the FASB issued ASU 2011-01, *Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20* ("ASU 2010-20"). The amendments in this ASU temporarily delay the effective date of the disclosures about troubled debt restructurings in ASU 2010-20 for public entities. The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring. The effective date of the new disclosures about troubled debt restructurings for public entities and the guidance for determining what constitutes a troubled debt restructuring will then be coordinated. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

The SEC has issued Final Rule No. 33-9002, *Interactive Data to Improve Financial Reporting*, which requires companies to submit financial statements in extensible business reporting language ("XBRL") format with their SEC filings on a phased-in schedule. Large accelerated filers and foreign large accelerated filers using GAAP were required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2010. All remaining filers are required to provide interactive data reports starting with their first quarterly report for fiscal periods ending on or after June 15, 2011.

Note 21 – Condensed Financial Information – Parent Company Only

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash on deposit with subsidiary bank	$1,224,833	$1,854,985
Investment is subsidiary	47,298,446	49,418,325
Investment is special purpose subsidiary	155,000	155,000
Other assets	224,623	258,084
	$48,902,902	$51,686,394
Liabilities and Stockholder's Equity		
Trust preferred debt	$5,155,000	$5,155,000
Other liabilities	73,366	72,964
Total liabilities	5,228,366	5,227,964
Stockholders' Equity		
Preferred stock	43,832	43,832
Common stock	11,884,684	11,884,684
Additional paid-in capital	29,739,129	29,696,114
Retained earnings	1,643,335	4,493,471
Warrants	660,769	660,769
Discount on preferred stock	(434,494)	(564,395)
Accumulated other comprehensive income, net of taxes	137,281	243,955
Total stockholders' equity	43,674,536	46,458,430
	$48,902,902	$51,686,394

First Capital Bancorp, Inc. and Subsidiary
Notes to Consolidated Financial Statements
Years Ended December 31, 2010 and 2009

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statement of Income
Year Ended December 31, 2010 and 2009

	2010	2009
Income		
Interest income	$19,987	$98,944
Dividends	3,211	4,201
Total Income	23,198	103,145
Expenses		
Interest	106,791	139,731
Merger costs	-	284,542
Other expenses	91,872	92
Total Expenses	198,663	424,365
Net income before tax benefit	(175,465)	(321,220)
Income tax benefit	(59,350)	(108,800)
Net loss before undistributed equity in subsidiary	(116,115)	(212,420)
Undistributed equity in subsidiary	(2,056,220)	519,985
Net (loss) income	($2,172,335)	$307,565

First Capital Bancorp, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Years Ended December 31, 2010 and 2009

FIRST CAPITAL BANCORP, INC.
(Parent Corporation Only)

Statement of Cash Flows
Year Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net (loss) income	($2,172,335)	$307,565
Adjustments to reconcile net (loss) income to net cash provided by operating activities		
Undistributed (earnings) loss of subsidiary	2,056,220	(519,985)
(Increase) in other assets	33,461	(248,664)
Increase (decrease) in other liabilities	402	63,967
Net cash used in operations	(82,252)	(397,117)
Cash Flows from Investing Activities		
Capital contribution to subsidiary	-	(8,800,000)
Net cash from (used) in investing activities	-	(8,800,000)
Cash Flows from Financing Activities		
Issurance of preferred stock to U.S. Treasury, net of related expenses	-	10,933,728
Dividends on preferred stock	(547,900)	(406,359)
Net cash provided by financing activities	(547,900)	10,527,369
Net (decrease) increase in cash	(630,152)	1,330,252
Cash and cash equivalents, beginning of year	1,854,985	524,733
Cash and cash equivalents, end of year	$1,224,833	$1,854,985


CHERRY
BEKAERT&
HOLLAND

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
and Stockholders
First Capital Bancorp, Inc.
Richmond, Virginia

We consent to the incorporation by reference in Registration Statements No.333-150776 and 333-158943 on Form S-3 and No. 333-146305 and 333-169202 on Form S-8 of First Capital Bancorp, Inc. of our reports dated March 30, 2011, relating to our audits of the consolidated financial statements, which appear in this Annual Report on Form 10-K of First Capital Bancorp, Inc. for the year ended December 31, 2010.

/S/ Cherry, Bekaert & Holland, L.L.P

Richmond, Virginia
March 30, 2011